SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 7, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2007, PREPARED IN ACCORDANCE WITH IFRS

Report

for the quarter and year ended 31 December 2007

Group results for the quarter ….

❖ Gold production decreases 5% to 1.37Moz, following safety interventions in South Africa and operational difficulties at Geita.

❖ Total cash costs at $404/oz, primarily as a result of lower production, local currency appreciation, and the purchase of uranium to meet contractual obligations.

❖ Adjusted headline earnings similar to previous quarter at $82m, before year-end adjustments amounting to $64m. Including year-end accounting adjustments, adjusted headline earnings at $18m.

…. and for the year

❖ Gold production declines 3% to 5.48Moz.

❖ Total cash costs increased by 16% to $357/oz, due to lower production, stronger local currencies and inflationary pressure.

❖ Adjusted headline earnings for the year at $278m.

❖ Mineral Resource increases by 34.1Moz, before depletion for the year, with 6.95Moz (attributable) from Greenfields discoveries. Ore Reserves increases 13Moz, before depletion to 73.1Moz.

❖ Final dividend declared at 53 South African cents per share or 7 US cents per share, resulting in total dividend of 143 South African cents or 20 US cents per share for the year.

		Quarter ended Dec 2007	Quarter ended Sept 2007	Year ended Dec 2007	Year ended Dec 2006	Quarter ended Dec 2007	Quarter ended Sept 2007	Year ended Dec 2007	Year ended Dec 2006
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	42,556	44,611	170,365	175,253	1,368	1,434	5,477	5,635
Price received [1]	- R/kg / $/oz	149,312	141,400	142,107	126,038	687	621	629	577
Total cash costs	- R/kg / $/oz	87,744	81,186	80,490	67,133	404	357	357	308
Total production costs	- R/kg / $/oz	122,344	107,239	107,415	90,345	563	471	476	414
Financial review									
Gross (loss) profit	- Rm / $m	(2,354)	(879)	(524)	2,700	(355)	(159)	(136)	443
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	1,309	1,761	6,590	7,207	195	249	935	1,058
Loss attributable to equity shareholders	- Rm / $m	(3,199)	(2,003)	(4,269)	(587)	(482)	(316)	(668)	(44)
Headline loss [3]	- Rm / $m	(3,095)	(1,972)	(4,136)	(850)	(466)	(312)	(648)	(82)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	117	575	1,971	2,777	18	81	278	411
Capital expenditure	- Rm / $m	2,315	1,733	7,444	5,533	339	245	1,059	817
Loss per ordinary share	- cents/share								
Basic		(1,136)	(712)	(1,516)	(215)	(171)	(112)	(237)	(16)
Diluted		(1,136)	(712)	(1,516)	(215)	(171)	(112)	(237)	(16)
Headline [3]		(1,099)	(701)	(1,470)	(312)	(165)	(111)	(230)	(30)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	42	204	700	1,018	6	29	99	151
Dividends	- cents/share	53		143	450	7		20	62

Notes:
1. Refer to note D Non-GAAP disclosure for the definition.
2. Refer to note B on Non-GAAP disclosure for the definition.
3. Refer to note 8 of Notes for the definition.
4. Refer to note A of Non-GAAP disclosure.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 4 2007

Operations **at a glance**

for the quarter ended 31 December 2007

	Production		Total cash costs		Cash gross profit (loss) [1]		Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	
	oz (000)	% Variance [3]	$/oz	% Variance [3]	$m	% Variance [3]	$m	% Variance [3]
Mponeng	136	(12)	304	20	52	(12)	39	(15)
Sunrise Dam	150	(2)	348	25	47	(11)	34	(17)
AngloGold Ashanti Mineração	91	5	251	14	37	19	26	24
Kopanang	104	(11)	329	8	36	(3)	27	(4)
Cripple Creek & Victor J.V.	89	48	277	(10)	36	50	28	87
TauTona	97	(17)	357	12	32	(11)	12	(43)
Morila [4]	52	-	351	15	20	54	16	78
Great Noligwa	116	(2)	543	37	16	(41)	5	(67)
Cerro Vanguardia [4]	51	2	310	7	14	(13)	8	(20)
Siguiri [4]	83	36	439	(15)	14	100	4	500
Serra Grande [4]	21	(9)	292	9	9	13	7	17
Sadiola [4]	40	14	419	5	8	14	7	17
Tau Lekoa	40	(7)	516	7	7	17	1	-
Iduapriem [4]	45	(13)	414	15	5	(64)	2	(78)
Savuka	17	(15)	422	4	5	25	4	100
Navachab	20	(5)	527	22	4	-	3	50
Yatela [4]	22	(27)	547	43	2	(71)	1	(83)
Moab Khotsong	23	35	693	-	(6)	(500)	(22)	(214)
Geita	58	(47)	722	80	(8)	(131)	(16)	(223)
Obuasi	84	-	489	(5)	(12)	(300)	(23)	(229)
Other	30	-			41	141	33	136
AngloGold Ashanti	1,368	(5)	404	13	358	(11)	195	(22)

[1] Refer to note F "Non-GAAP disclosure" for the definition.

[2] Refer to note B of Non-GAAP disclosure for the definition.

[3] Variance December 2007 quarter on September 2007 quarter – increase (decrease).

[4] Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER AND YEAR

FOURTH QUARTER

On 8 November 2007 the company launched its *"Safety is our first value"* campaign in South Africa, in collaboration with trade unions and government representatives. Combined with the launch, safety interventions were undertaken at each operation to re-emphasize the company's safety principles and standards, with the key focus on leadership behaviours and improving compliance to operating standards at the shop floor.

Prior to the launch on 8 November 2007, eight employees lost their lives at the South African operations during the quarter, with one fatality at Obuasi in Ghana. Following the launch, there were no fatalities for the remaining 53 days of the quarter and year. The South African operations reduced their fatal injury rate by 17% year-on-year, while there was an increase in the fatality rate at operations outside of South Africa.

AngloGold Ashanti remains committed to a continuing focus on raising safety standards, and there is a commitment to use OHSAS 18001 and OHSAS 18002 as the templates for the safety management framework. At the end of the year, half of the operations were certified OHSAS 18001 compliant, with the balance on schedule for certification during 2008.

Gold production for the quarter was 5% lower at 1.37Moz, mainly as a result of the safety interventions in South Africa and operational difficulties at Geita. Total cash costs at $404/oz, was 13% higher than the previous quarter, which was impacted by lower production, appreciation of local currencies, and the purchase of uranium to meet contractual obligations.

Adjusted headline earnings for the quarter were $18m, compared with $81m in the third quarter. Adjusted headline earnings were adversely distorted by annual accounting adjustments which totalled $64m and included adjustments on rehabilitation, inventory, and current and deferred tax provisions. This was further exacerbated by stronger local operating currencies, higher exploration expenditure and lower production, specifically in South Africa, Ghana and Tanzania.

In South Africa, gold production dropped 9% to 17,503kg, following safety interventions, stoppages and the one-day NUM strike. Total cash costs increased 14% to R87,949/kg on the back of lower production and adverse by-products contribution, following the decision to take advantage of weaker uranium prices in October 2007 when 300,000 pounds of uranium were purchased. Excluding the purchase of additional uranium, total cash costs increased 4% quarter-on-quarter.

The other African assets had a mixed quarter, with significant operational improvements from Siguiri and Sadiola, which posted increased gold production of 36% and 14% respectively. Morila and Obuasi were on par with the previous quarter. Iduapriem was affected by power outages, with gold production declining 13%, while Yatela and Navachab declined 27% and 5% respectively. Geita was adversely affected by discharge pump failures and the treatment of hard ore, resulting in gold production being 47% lower.

The international operations remained steady during the quarter, with Cerro Vanguardia and AngloGold Ashanti Brasil Mineração improving their gold production by 2% and 5% respectively, while Sunrise Dam was marginally lower, as the operation continued to mine the higher grade area. Gold production at CC&V improved 48% quarter-on-quarter, as delays from improved leach pad stacking depths were rectified. Consequently, total cash costs at CC&V reduced by 10% and adjusted gross profit improved 87% to $28m for the quarter.

During the quarter, following a review process, a regional operating structure was established with Robbie Lazare (Africa), Ron Largent (Americas) and Graham Ehm (Australasia) appointed as Executive Vice Presidents accountable for their respective operating regions, reporting directly to the CEO. This restructuring is designed to further strengthen the focus on delivering improved operational performance and safety improvement.

Two teams have also been established in the Africa region, with Johan Viljoen appointed Regional Head for Southern Africa, and Christian Rampa Luhembwe appointed Regional Head for West Africa. Following the disappointing recent performance from Geita, Richard Le Seur has been appointed as the new Managing Director at Geita, reporting directly to Robbie Lazare.

YEAR

The company's total Mineral Resource before depletion increased by 34.1Moz for the year. After depletion, this represents an increase of 26.0Moz, from 181.6Moz in 2006 to 207.6Moz in 2007, of which 6.95Moz (attributable) were delineated by AngloGold Ashanti's greenfields exploration teams for the year, at three key prospects, namely Tropicana (Western Australia), Mongbwalu (DRC) and Gramalote (Colombia). Significant other additions include 17.1Moz at Mponeng and 4.7Moz at CC&V, both due to improved economics and revised methodologies.

In 2007, AngloGold Ashanti recorded an increase in total ore reserves before depletion of 13.0Moz. After depletion, this represents a 9% increase year-on-year, from 66.9Moz in 2006 to 73.1Moz in 2007. Significant additions included 3.8Moz at Moab Khotsong, due to the inclusion of Project Zaaiplaats, a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the South West of the current mine, and 3.4Moz at Mponeng, due to the inclusion of the Carbon Leader Reef project below 120 Level.

Production for 2007 declined by 3% or 158,000oz against the previous year, with Great Noligwa and TauTona showing production declines of 132,000oz and 65,000oz respectively, affected by mining redesign following safety concerns at TauTona and by lower grades at Great Noligwa, as mining moves into the lower grade SV3 area. Both Sunrise Dam in Australia and Siguiri in Guinea achieved record production levels of 600,000oz and 280,000oz (attributable), respectively, for the year.

Total cash costs increased by 16% to $357/oz, due to lower production, stronger local currencies, higher by-product losses (uranium purchases), higher royalty payments (higher gold price), increased maintenance activities and inflationary pressure. Combined with a higher spend on exploration activities year-on-year to the value of $59m, adjusted headline earnings reduced from $411m in 2006 to $278m.

A dividend of 53 South African cents (7 US cents) per share was declared for the six months ended 31 December 2007. This represents a similar dividend payout level to adjusted headline earnings, as per the interim year declaration, resulting in a total dividend for the year of 143 South African cents (20 US cents) per share.

On 14 January 2008, AngloGold Ashanti agreed to acquire 100% of Golden Cycle Gold Corporation (GCGC), for an aggregate consideration of approximately $149m. GCGC, which is listed and trades on the NYSE Arca Exchange, is a Colorado-based holding company with its primary investment being its joint venture interest in CC&V and which is majority owned by AngloGold Ashanti. The successful completion of the acquisition, will allow AngloGold Ashanti to consolidate 100% interest in CC&V. Under the terms of the CC&V joint venture agreement, AngloGold Ashanti was entitled to 100% of the net proceeds from the CC&V mine until GCGC has repaid its initial loans.

On 24 January 2008, AngloGold Ashanti entered into agreements to sell its royalty interests in El Chanate (Sonaro, Mexico) and Marigold (Nevada, USA) to Royal Gold for $13.75m. The transaction is subject to due diligence and is expected to be completed by the end of the first quarter.

On 25 January 2008, the South African national power supplier, Eskom, communicated that it could not guarantee power supply to the local operations. Precautionary steps were immediately taken for the safety of all employees, with no employees transported underground to carry-out mining activities, together with the cessation of milling activities. Following extensive discussions with Eskom and government, a power supply of 90% has been offered, although at the time of writing, this was still to be attained, which means that first quarter 2008 production from South African operations has been severely disrupted. The company is still reviewing a scenario in which only 90% of power is available to its South African operations.

Equally important is Eskom's ability to maintain a continuous power supply, at a 90% level, given that since 25 January 2008, the company has experienced daily fluctuations in available power which in turn has further disrupted the attempt to return to normal production levels and milling rates.

Since 2004, Eskom and AngloGold Ashanti have been working to improve energy efficiencies and reduce consumption, with both organisations committing funds and resources to the programme. These combined efforts have achieved a 17% improvement in energy efficiencies by the Company during this period.

Subject to the power stability and availability at the 90% level, the production for the 2008 year is expected to be within the range of 4.8Moz to 5.0Moz. Total cash costs are anticipated to be between $425/oz and $435/oz, based on the following exchange rate assumptions: R7.35/$, A$/$0.88, BRL1.81/$ and Argentinean peso 3.10/$. Capital expenditure for the year is estimated to be $1,259m, and will be managed in line with profitability and cash flow.

Production for the first quarter of 2008, based on 90% stabilising power supply and associated operating recovery, is estimated to be 1.10Moz at an average total cash cost of $467/oz , assuming the following exchange rates: R7.35/$, A$/$0.89, BRL1.81/$ and Argentinean peso 3.10/$. Capital expenditure is estimated at $328m.

The table below provides guidance for the year in respect of forecast ounces, total cash costs and capital expenditure, taking into consideration the impact of a 90% power supply in South Africa, as well as the current operational constraints at Geita.

Operational forecast for 2008

Operation	Forecast Production Ounces (000)	Expected Cash Cost US$/oz*	Forecast Capital Expenditure US$m**
South Africa	1,800 - 1,900	395 - 415	383
Argentina	200 - 205	310 - 320	22
Australia	400 - 420	595 - 605	411
Brazil	400 - 415	290 - 300	113
Ghana	580 - 620	420 - 430	172
Guinea	260 - 270	475 - 485	16
Mali	400 - 420	410 - 420	8
Namibia	75 - 80	520 - 530	34
Tanzania	330 - 340	595 - 605	64
North America	290 - 300	310 - 320	28
Other			8
AngloGold Ashanti	4,800 - 5,000	425 - 435	1,259

* Assumes the following exchange assumptions to the US dollar: R7.35/$, A$/$0.88, BRL1.81/$ and Argentinean peso3.10/$.
** Capital expenditure is managed in line with earnings and cash flow, and may fluctuate accordingly.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa,** gold production was down 2% to 3,613kg (116,000oz), as a result of a 4% lower yield, partially offset by a 2% higher volume. Volume improved despite the loss of production shifts due to safety training interventions, stoppages and the one-day NUM safety strike. Although overall mining costs reduced, a higher by-product loss was incurred, following the purchase of uranium in October 2007, when the company took advantage of a dip in uranium prices to meet contractual obligations, resulting in total cash costs increasing 31% to R117,918/kg ($543/oz). Consequently, adjusted gross profit was 70% lower at R32m ($5m). Total cash costs was marginally lower at R86,580/kg excluding the purchase of uranium.

The Lost-Time Injury Frequency Rate (LTIFR) was 13.24 lost-time injuries per million hours worked (12.72 for the previous quarter).

Gold production at **Kopanang** reduced 11% to 3,229kg (104,000oz), following unexpected geological structure changes, safety training interventions and the one-day NUM safety strike, resulting in a 5% decrease in yield and a 7% lower volume.

Despite the 11% lower production, total cash costs only increased by 3% to R71,498/kg ($329/oz), partially off-setting the adverse impact of the lower volume and grade, with improved efficiencies. The adjusted gross profit was 10% lower at R180m ($27m).

The LTIFR improved to 11.13 (11.30).

The build up at **Moab Khotsong** continues with both volume treated and values mined increasing, up 14% and 3% respectively, resulting in gold production being 39% higher at 726kg (23,000oz), while total cash costs were 4% lower at R150,648/kg ($693/oz). The adjusted gross loss increased to R151m ($22m) due to an adjustment in amortisation cost and an increase in the rehabilitation provision.

The LTIFR improved to 12.16 (15.03).

At **Tau Lekoa**, despite an increased yield of 7%, volumes were down 13%, due to the safety training intervention, mining activity stoppages following a fatal accident due to a gravity-induced fall of ground accident and the one- day NUM strike.

As a result, gold production was down 7% to 1,247kg (40,000oz), and consequently total cash costs increased 2% to R112,042/kg ($516/oz). Adjusted gross profit increased to R6m ($1m), against the previous quarter's breakeven position.

The LTIFR improved to 15.57 (19.88).

Gold production at **Mponeng** was down 12% to 4,223kg (136,000oz) following the loss of five shifts as a result of fatal accidents, safety interventions and the one-day NUM strike. Total cash costs consequently increased by 14% to R66,025/kg ($304/oz) and the adjusted gross profit decreased 19% to R263m ($39m).

The LTIFR improved to 11.57 (13.45) and the mine had four fatalities relating to fall of ground accidents.

At **Savuka**, despite a 7% improvement in yield due to reduced grade dilution from lower development and improved stoping widths, volume was down 19%, following lower face advances, safety interventions and the one-day NUM strike. As a result, gold production was 13% lower at 540kg (17,000oz).

Total cash costs were marginally lower at R91,613/kg ($422/oz), largely offsetting the adverse impact of the lower volume, by improved cost efficiencies and lower power charges. The adjusted gross profit increased to R29m ($4m) from R15m ($2m) in the previous quarter, mainly due to the lower amortisation charge and improved price, partially offset by the lower volume impact.

The LTIFR improved significantly to 17.23 (34.15).

TauTona had a challenging quarter. Increased geological risk from seismicity activity has required re-planning and together with the three fatal accidents, resulted in mining stoppages, and combined with safety interventions and the one day NUM strike, resulted in volume and yield being lower. Gold production was 18% down to 3,005kg (97,000oz) and consequently, total cash costs rose by 7% to R77,572/kg ($357/oz), which was partially offset by various cost interventions to counter the lower production, as well as the lower power tarriffs. The adjusted gross profit was 43% lower at R83m ($12m).

The LTIFR was 17.82 (14.66). The mine experienced three fatalities during the quarter, two incidents from a fall of ground, and the third from an ore pass accident.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production increased 2% to 51,000oz, due to the higher feed grade. Total cash costs rose 7% to $310/oz as a result of the lower silver by-product sales and higher services costs. Gold sales were 31% lower due to on-going discussions with the government of Argentina, regarding its proposed tax changes, and consequently the adjusted gross profit decreased 20% to $8m.

The LTIFR improved significantly to 1.79 (7.14).

AUSTRALIA

Sunrise Dam continued to perform in accordance with the planned production schedule, producing 150,000oz for the quarter, culminating in a record annual production of 600,000oz. Yield was 6% lower as mining passed through the high-grade GQ lode, but was partially offset by the 4% higher tonnage throughput. Total cash costs, however, increased by 19% to A$392/oz ($348/oz), owing to the marginally lower production, higher fuel costs and inventory and stockpile movements. As a result of the higher costs and lower production, the adjusted gross profit decreased by 21% to A$38m ($34m).

During the quarter, production from underground mining continued from the Sunrise Shear, Western Shear and Mako lodes, while mine development focused on the Cosmo lode. A total of 729m of underground capital development and 1,055m of operational development were completed during the quarter.

The LTIFR was 2.59 (2.63).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production increased 5% to 91,000oz with operating performance improvements in both volume and grade. Total cash costs rose 14% to $251/oz, primarily due to higher transport costs resulting from mill plant downtime (gearbox breakdown) and higher chemical usage, spares and services cost. Adjusted gross profit rose 24% to $26m mainly due to 2% higher gold sold and 11% higher received price, offsetting the higher costs.

The LTIFR was 1.96 (2.70).

At **Serra Grande** (50% attributable), gold production decreased 9% to 21,000oz as planned, due to low grade material and feed from the open-pit and Nova mine. Total cash costs were 9% higher at $292/oz, due to local currency appreciation and lower grades, partially offset by movements in stockpiles. The adjusted gross profit rose 17% to $7m, mainly due to the higher received price, partially reduced by the lower gold sold and higher costs.

The LTIFR was 1.90 (0.00).

GHANA

At **Iduapriem,** tonnage throughput was adversely affected by power cuts following the failure of the main Volta River Authority (VRA) transformer, with tonnage 16% lower and gold production declined 13% to 45,000oz.

Total cash costs, increased by 15% to $414/oz, due to the lower gold production, and consequently the adjusted gross profit declined to $2m from $9m in the previous quarter, combined with a higher rehabilitation charge.

LTIFR was 0.72 (0.00)

OBUASI

In the prior quarter, tonnage throughput at Obuasi was adversely affected by a plant shut down for eleven-days for both maintenance and testing and development of processes to reduce environmental impacts of ore treatment. In the fourth quarter, power outages reduced the ability for the operation to recover from the production loss in the previous quarter, and gold production remained steady at 84,000oz.

Total cash costs reduced 5% to $489/oz, following cost savings from restructuring the operation by approximately 200 employees. Following the re-setting of the environmental liability and higher retrenchment cost, the adjusted gross loss increased to $23m from the previous quarter's loss of $7m.

LTIFR was 3.97 (3.51). One person died in a machinery related accident.

REPUBLIC OF GUINEA

A significant improvement was achieved at **Siguiri** (85% attributable), with a 9% increase in tonnage throughput and a 26% increase in grade, resulting in production increasing by 36% to 83,000oz in the quarter.

As a result of the higher production, total cash costs reduced by 15% to $439/oz. The adjusted gross profit of $4m for the quarter was $5m higher than the loss of $1m in the previous quarter, due to the increased gold production and improved gold price, which was partially offset by higher royalties, and increased rehabilitation and amortisation charges.

LTIFR was 0.50 (1.02)

MALI

Gold production at **Morila** (40% attributable) was consistent with that of the previous quarter at 52,000oz. Total cash costs, however, increased by 15% to $351/oz due to increased royalty charges, higher fuel prices, a weaker US dollar and higher mining contractor costs. Despite the steady production profile, gold sales for the quarter increased by 10,000oz due to the timing of the final gold shipments carried over from the previous quarter, and combined with a higher gold price, resulted in a 78% increase in adjusted gross profit to $16m.

The LTIFR was 0.00 (2.38).

At **Sadiola** (38% attributable), production was 14% higher at 40,000oz, with increases in both recovered grade and tonnage throughput. Total cash costs increased by 5% to $419/oz with the impact of higher gold production being negated by higher fuel prices, a weaker US dollar and increased royalty charges. The adjusted gross profit of $7m was 17% higher than the previous quarter with the increased production and higher gold price, being partially offset by higher total cash costs and an increased rehabilitation charge.

The LTIFR was 1.71 (0.00).

Production at **Yatela** (40% attributable) decreased by 27% to 22,000oz despite tonnage stacked being 35% higher, following the end of the wet season. The lower gold production was due to the release of low grade ore that had been stacked in the previous quarter, and consequently total cash costs were 43% higher at $547/oz, combined with a weaker US dollar. The adjusted gross profit decreased 83% to $1m due to the decline in production and higher cash costs.

The LTIFR was 0.00 (0.00).

NAMIBIA

Gold production at **Navachab** decreased by 5% to 20,000oz as planned, due to a lower feed grade. Total cash costs at $527/oz, were 22% higher due to the weaker US dollar and higher stores, drilling and fuel costs. Adjusted gross profit was 50% higher at $3m, due primarily to the improved gold price.

The LTIFR was 3.36 (3.44).

TANZANIA

Geita experienced a disappointing quarter with gold production 47% lower at 58,000oz, due to an 8% decrease in tonnage throughput together with a 43% decrease in recovered grade. Tonnage throughput was adversely affected in November by discharge pump failures on both mills and a large build up of mill scats due to the treatment of hard banded iron formation (BIF) ore from the Nyankanga pit. In early December a dramatic drop in gold recovery occurred, and was attributed to the refractive nature of ore from the Geita Hill pit. Processing of Geita Hill ore was consequently suspended and replaced with lower grade stockpiled material, resulting in reduced production for the quarter.

Total cash costs were 80% higher at $722/oz, primarily due to the lower gold production. An adjusted gross loss of $16 million was recorded for the quarter as opposed to a profit of $13 million in the previous quarter, due to the lower production and an increased rehabilitation provision.

The LTIFR was 0.44 (0.00).

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production increased 48% to 89,000oz, attributable to the partial recovery of delayed production from increased leach pad stacking levels. Total cash costs decreased 10% to $277/oz, due to a reduced royalty expense and improved production.

Adjusted gross profit increased 87% to $28m as a result of the lower total cash costs, increased sales ounces and improved gold price.

The LTIFR was 4.93 (0.00).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

Gold exhibited exceptional trading strength in the fourth quarter, with dollar prices reaching a high of $845/oz in early November, on the back of US credit concerns and fears that the US economy may stagnate or enter a recession. The first two months of the quarter were also characterised by highly volatile US dollar gold prices, with gold trading in a range of $728/oz to $841/oz.

The average US dollar gold price for the quarter was $788/oz, 16% higher than the previous quarter's average price of $680/oz. The rand gold price saw record highs of some R187,000/kg and averaged R171,334/kg for the quarter, some 10% higher than the previous quarter's average of R155,005/kg.

JEWELLERY DEMAND

Having performed well in the first half of the year, jewellery demand suffered from price volatility exhibited in the fourth quarter, particularly in traditional markets such as the Middle East and India.

Gold jewellery demand in the Gulf countries was particularly affected by this period of price volatility, as local currencies are linked to the dollar and so the full effect of US dollar gold price volatility was felt by local consumers. This came at a time of inflationary concerns and escalating rents, which dampened gold purchases considerably, and it is likely that the region's consumption will show a reduction in tonnage terms for the fourth quarter, compared to the same period in 2006.

Both the Egyptian and Turkish markets performed well, owing to increased economic stability as well as good consumption from the tourist sector. These markets were also protected against the worst impact of US dollar price volatility, as local currencies performed strongly against the dollar.

In India, demand was adversely impacted by price volatility and the lack of seasonal buying opportunities during the fourth quarter. However, over the year as a whole, consumption is expected to show an increase, due to record demand levels in tonnage and value terms achieved in the first half of the year.

Chinese consumption remained steady despite high and volatile prices. While there was good demand for 18 carat gold jewellery at the top end of the US market, middle and mass market retailers were negatively impacted by a general downturn in retail sales.

Looking forward to 2008, a major concern is that retailers, particularly those in price sensitive markets, will only re-stock slowly, amidst concerns that gold prices may continue to show the volatility exhibited in the first part of the fourth quarter. In China, manufacturers have reported orders at only one third of typical levels for this time of year. High absolute price levels will also act as a constraint on demand, as manufacturers will have access to reduced levels of gold working inventory finance.

CENTRAL BANK SALES

The second Central Bank Gold Agreement entered its third period in September 2007. Sales occurring to date in this new period of the agreement are estimated to be approximately 135t, and have taken place without any disruption to the market.

INVESTMENT MARKET

The fourth quarter was an active period in the investment sector. On the exchanges, the average net long position during the quarter of some 24Moz.

Investment in Exchange Traded Funds (ETFs) continued the strong performance exhibited in the third quarter into the period under review. Total holdings at year end stood at close to 28Moz, with a total value of over $23bn, of which some $17bn is held in the US-listed ETF, StreetTracks.

INDUSTRIAL DEMAND

The industrial sector accounts for 12% of physical demand, of which the electronics industry accounts for some 70% of demand, and continues to show growth over the previous period.

PRODUCER HEDGING

Producer de-hedging slowed in the fourth quarter from the exceptional levels of previous quarters, particularly the first half of the year. No new gold hedges of any significant proportions were reported during the quarter.

CURRENCIES

The US dollar continued its sharp depreciation against the Euro and reached a new low of Euro/US$1.49 in late November. This was as a consequence of the ongoing credit crisis and the perceived need for further interest rate cuts in order to stimulate the economy. US dollar woes were further exacerbated by a rising oil price, which was continuing to trade through its own record highs of around US$90/bbl and peaked at US$ 96/bbl.

In South Africa, expectations of higher interest rates saw the Rand strengthen during the first month of the quarter. Sentiment was further buoyed as the single largest foreign investment in a South African company was announced, when the Investment and Commercial Bank of China announced their intention to purchase a 20% stake in Standard Bank South Africa. Risk aversion in international markets once again caused a reversal of the Rand's fortunes in November, however this was not sustained and the Rand closed the quarter unchanged.

The Australian dollar and Brazilian Real both strengthened marginally over the quarter, gaining 1% and 3% respectively.

Hedge position

As at 31 December 2007, the total net delta tonnage of the hedge was 10.39Moz or 323t (at 30 September 2007: 10.58Moz or 329t). The reduction in the hedge book from deliveries and maturing contracts was mostly offset by an increase in the hedge delta due to the higher gold price.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $4.27bn (negative R29.10bn), of which $2.4bn (R16.2bn) is on balance sheet as at 31 December 2007 (at 30 September 2007: negative $3.52bn or R24.17bn). This value was based on a gold price of $836.30/oz, exchange rates of R6.84/$ and A$/$0.88 and the prevailing market interest rates and volatilities at that date. The increase in the negative marked-to-market value was primarily due to the higher spot gold price.

For the quarter, the company's received price of $687/oz, was 13% lower than the average spot price of $788/oz for 2008, the gap in the received and spot prices is likely to be between 18% to 20% going forward, provided that gold trades in a price range of $700/oz and $900/oz.

As at 6 February 2008, the marked-to-market value of the hedge book was a negative $4.69bn (negative R36.02bn), based on a gold price of $887.10/oz and exchange rates of R7.69/$ and A$/$0.89 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2008	2009	2010	2011	2012	2013-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	22,817	21,738	14,462	12,931	11,944	12,364	96,256
	US$/oz	$314	$316	$347	$397	$404	$432	$357
Restructure Longs	Amount (kg)	*11,304						*11,304
	US$/oz	$647						$647
Put options sold	Amount (kg)	25,962	3,748	1,882	1,882	1,882	3,764	39,120
	US$/oz	$682	$530	$410	$420	$430	$445	$607
Call options purchased	Amount (kg)	9,813						9,813
	US$/oz	$427						$427
Call options sold	Amount (kg)	58,570	45,950	36,804	39,385	24,460	39,924	245,093
	US$/oz	$521	$498	$492	$517	$622	$604	$535
RAND GOLD								
Forward contracts	Amount (kg)		933					933
	Rand per kg		R116,335					R116,335
Call options sold	Amount (kg)		2,986	2,986	2,986			8,958
	Rand per kg		R202,054	R216,522	R230,990			R216,522
A DOLLAR GOLD								
Forward contracts	Amount (kg)	16,018	3,390	3,110				22,518
	A$ per oz	A$848	A$644	A$685				A$795
Put options sold	Amount (kg)	7,465						7,465
	A$ per oz	A$882						A$882
Call options purchased	Amount (kg)	3,110	1,244	3,110				7,464
	A$ per oz	A$680	A$694	A$712				A$696
Call options sold	Amount (kg)	5,599						5,599
	A$ per oz	A$954						A$954
** Total net gold:	Delta (kg)	(69,805)	(70,154)	(51,200)	(51,137)	(33,123)	(47,702)	(323,121)
	Delta (oz)	(2,244,280)	(2,255,500)	(1,646,116)	(1,644,090)	(1,064,928)	(1,533,653)	(10,388,567)

*   *Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.*

**   *The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2007.*

Rounding of figures may result in computational discrepancies.

	Year	2008	2009	2010	2011	2012	2013-2015	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	43,545						43,545
	$ per oz	$7.66						$7.66
Put options sold	Amount (kg)	43,545						43,545
	$ per oz	$6.19						$6.19
Call options sold	Amount (kg)	43,545						43,545
	$ per oz	$8.64						$8.64

The following table indicates the group's currency hedge position at 31 December 2007

	Year	2008	2009	2010	2011	2012	2013-2015	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	35,000						35,000
	US$/R	R6.94						R6.94
Put options purchased	Amount ($)	120,000						120,000
	US$/R	R6.98						R6.98
Put options sold	Amount ($)	120,000						120,000
	US$/R	R6.65						R6.65
Call options sold	Amount ($)	135,000						135,000
	US$/R	R7.35						R7.35
A DOLLAR (000)								
Forward contracts	Amount ($)	190,000						190,000
	A$/US$	$0.84						$0.84
Put options purchased	Amount ($)	140,000						140,000
	A$/US$	$0.83						$0.83
Put options sold	Amount ($)	140,000						140,000
	A$/US$	$0.87						$0.87
Call options sold	Amount ($)	140,000						140,000
	A$/US$	$0.81						$0.81
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	31,000						31,000
	US$/BRL	BRL 1.99						BRL 1.99
Put options purchased	Amount ($)	24,000						24,000
	US$/BRL	BRL 1.87						BRL 1.87
Call options sold	Amount ($)	68,000						68,000
	US$/BRL	BRL 1.92						BRL 1.92

Derivative analysis by accounting designation as at 31 December 2007

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(675)	-	(2,030)	(2,705)
Foreign exchange option contracts	-	-	(6)	(6)
Forward sale commodity contracts	(1,230)	(336)	(50)	(1,616)
Forward foreign exchange contracts	-	4	7	11
Interest rate swaps	(26)	-	34	8
Total hedging contracts	**(1,931)**	**(332)**	**(2,045)**	**(4,308)**
Option component of convertible bonds	-	-	(25)	(25)
Total derivatives	**(1,931)**	**(332)**	**(2,070)**	**(4,333)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure increased to $48m ($22m brownfields, $26m greenfields) during the fourth quarter of 2007, compared to $46m ($21m brownfields, $25m greenfields) in the previous quarter. This brings the total spend on exploration activities for the year to $167m ($75m brownfields; $92m greenfields), the highest spend recorded in the company's history, against a spend in 2006 of $103m ($52m brownfields; $51m greenfields).

In 2007, AngloGold Ashanti recorded an increase in total ore reserves before depletion of 13.0Moz. After depletion, this represents a 9% increase year-on-year, from 66.9Moz in 2006 to 73.1Moz in 2007. Significant additions included 3.8Moz at Moab Khotsong due to the inclusion of Project Zaaiplaats, the deepening of Moab Khotsong to access deeper Vaal Reef blocks to the South West of the current mine, and 3.4Moz at Mponeng, due to inclusion of the Carbon Leader Reef project below 120 Level.

The company's total Mineral Resource before depletion increased by 34.1Moz for the year. After depletion, this represents an increase of 26.0Moz, from 181.6Moz in 2006 to 207.6Moz in 2007, with 6.95Moz (attributable) delineated by AngloGold Ashanti's greenfields exploration teams, at three key prospects, namely Tropicana (Western Australia), Mongbwalu (DRC) and Gramalote (Colombia). Other additions include 17.1Moz at Mponeng, and 4.7Moz at CC&V, both due to improved economics and revised methodologies.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with borehole MZA9, a long deflection to the east in progress, and drilling at borehole MMB5 continued.

Surface drilling in the Moab North area has been re-started after the structural interpretation was updated. Borehole MCY4 has been re-opened and a deflection to the east is in progress and borehole MCY5 advanced 1,606m during the quarter.

At Tau Lekoa, borehole G54 was started during the quarter and intersected poorly developed Venterdorp Contact Reef at 1,097m and deflection drilling continues.

At Iduapriem in **Ghana**, resource conversion (RC) drilling at Blocks 7 and 8 was completed in November 2007. An additional 19 holes were drilled during the quarter, in an effort to convert inferred mineral resources to indicated mineral resources. Modelling has commenced.

In **Australia**, at Boddington mine, three rigs were employed on resource conversion and near mine extension exploration diamond drilling. During the quarter, approximately 16,263m of drilling from 17 holes was completed, and for the year, a total of 121,212m from 151 holes was drilled.

In **Brazil,** at Córrego do Sítio Sulphide Project, drilling continued at Laranjeira and Carvoaria ore bodies (Paraiso). At the Lamego project, surface and underground exploration of the Carruagem and Arco da Velha zones is progressing. At Cuiabá Mine, the narrow-vein subsidiary orebodies, notably Balancão, were explored with the objective to obtain additional ore and enhance mining flexibility.

At Siguiri in **Guinea**, exploration activities focused on 25m by 25m of infill RC drilling at Kintinian (situated 4km north of the plant), and 50m by 50m of infill RC drilling at Sintroko South (situated 8km south of the mine).

Reconnaissance aircore drilling commenced on the coincident AEM and geochemical anomalies at Kouremale in Block 4, close to the Malian border, and in Block 3 at Kolita and Kounkoun. These targets are located approximately 70km and 35km, respectively north east of the current infrastructure.

At Geita in **Tanzania**, exploration activities continued to be concentrated in five areas, namely, Matandani Pit; Area 3; Nyakabale-Prospect 30; the Lone Cone-Nyankanga Gap and the Nyankanga foot wall. Infill drilling was also started at the Star and Comet projects.

At Morila in **Mali**, a programme of four diamond drill holes was completed during the quarter. These boreholes were targeted at extensions of the mineralisation in prospective areas.

Pitting was initiated at Sokela, to the South West of the mine and two trenches were dug in the Domba area to the North of the mine, in order to extract samples for further evaluation.

At Sadiola, a fence line of three diamond holes were drilled inside the FE4 main pit. The objectives of this programme was to establish the potential of sulphide mineralisation in the hard rock. The fence line of 22 diamond holes between FE3-pit 3 and FE4 was completed and borehole SDFE3S-022 was concluded, as well as additional resource delineation drilling at Tambali South.

At Yatela, the final assay results for the "Deep Sulphide" drilling were received and the results proved to be disappointing. Infill drilling at the North West Extension to the Yatela deposit was started with 2,985m being drilled from 66 boreholes.

At Navachab in **Namibia**, drilling continued in the Upper Schist to the north-west of the main pit, and drilling on the west ramp of the main pit area was completed, with further drilling planned for 2008. The drilling programme to test vertical mineralisation along the Upper Schist-MDM contact in the main pit area continued, while positive results were received from the drilling at Gecko South and North. Drill access roads for additional drilling in the Gecko Far North and for Anomaly 16 are currently being developed.

At Cripple Creek & Victor in the **United States**, exploration and development drilling continued on the north side of the district near Schist Island and Control Point.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in seven countries (Australia, Colombia, the DRC, China, Laos, the Philippines, and Russia) during the fourth quarter of 2007. A total of 378,014m of diamond drilling (DDH), reverse circulation (RC), and aircore (AC) drilling was completed during the year, and drill testing at existing priority targets and delineating new targets in Australia, the DRC, Colombia, and China was undertaken.

A total of 6.95Moz attributable (9.1Moz on a 100% basis) of JORC-standard Inferred and Indicated Resources were delineated by AngloGold Ashanti's greenfields exploration teams for the year ended December 2007 at three key prospects globally, namely Tropicana (Western Australia), Mongbwalu (DRC) and Gramalote (Colombia). This figure exceeds the market guidance of 6Moz given for the discovery of new gold resources by greenfields exploration by the end of 2007. In addition, a significant drill

programme and conceptual study is concurrently being undertaken at AngloGold Ashanti's 100% owned La Colosa project in Colombia, with an additional Inferred Resources expected to be announced for La Colosa during the first quarter of 2008.

In **Australia**, drilling continued at the Tropicana JV Project (AngloGold Ashanti 70%, Independence Group 30%) during the fourth quarter and the Pre-Feasibility Study (PFS) Resource Model was completed. An initial open pit resource (Inferred and Indicated) of 62.8Mt @ 2.01g/t (using a 0.6g/t cut-off) for 4.05Moz (100% basis) was announced on 3 December 2007. This resource was calculated using the assay data from nearly 141,000m of diamond and RC drilling, at drill hole spacings of a minimum of 50m by 50m. The Tropicana PFS will focus on the economics of the open-pit mining of gold mineralisation currently identified over a four kilometre strike length at Tropicana-Havana, and will include additional mining, metallurgical, and environmental studies. Reconnaissance exploration is continuing, in parallel, throughout the remainder of the Tropicana JV tenement holding, particularly in the Beachcomber sector.

Regional exploration and target generation activities continued in **Colombia** during the fourth quarter, with DDH undertaken on five prospects. A conceptual economic study was also completed on the bulk-tonnage Gramalote prospect (Antioquia Department), where an Inferred Resource (100% basis) of 57.8Mt @ 1.14g/t (using a 0.5g/t cut-off), for a total of 2.12Moz has been delineated. The Inferred Resource for Gramalote was calculated using the assay data derived from the 13,060m of diamond drilling (in 43 drill holes), including adit sampling completed to date. Ownership of the Gramalote project is currently 75% AngloGold Ashanti, 25% B2Gold Corporation, however, a non-binding memorandum of understanding has been signed with B2Gold in which B2Gold will have the option to earn-in to a 51% interest in the Gramalote project in return for taking the project through to Feasibility.

Resource delineation drilling continued during the fourth quarter at AngloGold Ashanti's 100% owned La Colosa porphyry gold prospect (Tolima Department). To date, approximately 12,000m of diamond drilling (from 42 drill holes) has been completed at La Colosa. Additional drilling and conceptual studies are both being undertaken at La Colosa, with an Inferred Resource expected to be announced by end of February 2008. AngloGold Ashanti and JV partners have also completed first-pass diamond drilling on three other projects during the quarter, with follow-up drilling expected to be undertaken on one of these prospects during the first quarter of 2008.

Exploration activities undertaken in Concession 40 (**DRC**) included the infill drilling of the main mineralised mylonite zones at Mongbwalu, together with the initial evaluation of priority targets regionally. A conceptual economic study for the Mongbwalu deposit was also completed during the quarter, and confirmed an initial open pittable Inferred Resource of 33Mt @ 2.68g/t (using a 0.5g/t cut-off) for 2.93Moz (2.52Moz attributable to AngloGold Ashanti) at Mongbwalu. The initial resource area lies within a polygon that covers both the Adidi sector and the Socumoto sector (which is located about 1km to the south-east of the past-producing Adidi mine). The conceptual study utilised the assay data from the 88,000m of DDH and RC drilling that has been completed at Mongbwalu by AngloGold Ashanti between mid-2005 and November 2007.

In **Russia**, all efforts were focused on finalising the formation of the Polymetal/AngloGold Ashanti Strategic Alliance. The registration of Zoloto Taigi, the Russian management company, is expected to be completed during the first quarter of 2008. Management of exploration activities in the four initial project areas (Bogunay, Anenskoye, and Veduga in the Krasnoyarsk region, and Aprelskovskoye in the Chita region) was gradually assumed by the Joint Venture team in late 2007. The JV was also successful in acquiring the 390km^2 Sovremenie Prospect (Krasnoyarsk Region) at auction.

In **China**, a short (1,053m) DDH programme was completed on the Yili-Yunlong CJV prospect in Xinjiang Province (northwestern China). The primary objective of the drill programme was to test the vertical continuity of outcropping gold-copper mineralisation, however, drilling only succeeded in intersecting weakly anomalous mineralisation at depth. At Red Valley (Qinghai), assay results from the 3,300m DDH programme were also reviewed and confirmed the presence of only low-grade gold mineralisation within the principal targets. As a result, AngloGold Ashanti elected to withdraw from earning into the CJV. Registration of the Pingwu CJV (Sichuan province) is proceeding according to schedule, with systematic exploration expected to commence on the property in the first quarter of 2008.

In the **Philippines**, the final tenement grant for Mapawa is still awaited from the Manila Central Mines and Geosciences Bureau. Work continued on finalizing the Mapawa and Outer Siana JV Agreements with Red 5 Limited.

In **Laos**, the Strategic Exploration Alliance between AngloGold Ashanti and Oxiana Ltd expired on 13 December 2007 and has not been extended by mutual agreement.

Mineral Resource and Ore Reserve

Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resources

The 2007 Mineral Resource increased by 34.1Moz before the subtraction of depletion. After a depletion of 8.1Moz, the net increase is 26.0Moz to give a total Mineral Resource of 207.6Moz. Mineral Resources were estimated at a gold price of $700/oz in contrast to the $650/oz used in 2006. The increased gold price resulted in 17.5Moz of added Mineral Resource while successful exploration and revised modelling resulted in a further increase of 14.2Moz. The remaining change of 2.5 Moz is the result of various other reasons.

		Moz
December 2006 Mineral Resources		**181.6**
Reductions		
Geita	Increase in cost (1.6)Moz and revision to estimation methodology (0.6)Moz	(2.3)
TauTona	Transfer of the Shaft Pillar Mineral Resource to Mponeng	(2.3)
Great Noligwa	Transfer of the Shaft Pillar Mineral Resource to Moab Khotsong	(1.8)
Kopanang	Decrease in grade as a result of the modelling of new sampling and drilling information	(1.6)
Sadiola	Increase in costs (0.6)Moz and revisions to methodology (0.1)Moz	(1.0)
Other	Total of non significant changes	(2.3)
Additions		
Gramalote	Successful Greenfields exploration	1.6
Moab Khotsong	Transfers in from Great Noligwa and improved economics	2.3
Mongbwalu	Successful Greenfields exploration	2.5
Tropicana	Successful Greenfields exploration	2.8
Obuasi	Exploration below 50 level (1.3)Moz and completion of additional Mineral Resource modelling above 50 level	4.0
Cripple Creek & Victor	Primarily revisions to the methodology with contribution from improved economics and exploration	4.7
Mponeng	Improvement in economics increased the Ventersdorp Contact Reef Mineral Resource to the West, the Carbon Leader down to 4300mbd was included on the back of a scoping study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef	17.1
Other	Total of non significant changes	2.3
December 2007 Mineral Resources		**207.6**

Ore Reserves

The 2007 Ore Reserve increased by 13.0Moz before the subtraction of depletion. After a depletion of 6.8Moz, the net increase is 6.2Moz to give a total Ore Reserve of 73.1Moz

A gold price of $600/oz was used for Ore Reserve estimates in contrast to the $550/oz used in 2006. The change in economic assumptions made from 2006 to 2007 resulted in the Ore Reserve increasing by 6.3Moz while exploration and modelling resulted in an additional increase of 6.7Moz.

		Moz
December 2006 Ore Reserves		**66.9**
Reductions		
Geita	Introduction of reconciliation factors into planning [(0.8)Moz], Flattening of slopes (0.5)Moz, modelling revisions (0.2)Moz and costs (0.1)Moz	(2.0)
Sadiola	Removal of Deep Sulphide project, hard sulphide stockpiles and marginal stockpiles primarily due to economic factors	(1.3)
Kopanang	Drop in face value of 9% due to the modelling of new drilling and sampling information	(0.5)
Other	Total of non significant changes	(1.7)
Additions		
Iduapriem	Purchase of an additional 15% of the operation from the Ghanaian Government and the IFC, to bring the ownership to 100%	0.2
Savuka	Improved economic factors increased the Life of Mine by 8 years to 2017	0.5
Navachab	Improved economics have brought in an additional push back to the west of the main pit	0.8
Siguiri	Two new deposits (Kintinian and the spent heap) were proved up by drilling	0.8
Cripple Creek & Victor	Inclusion of the life extension project	1.0
Boddington	The upgrade of inferred Mineral Resource within the pit shell by drilling	1.0
Mponeng	The inclusion of the Carbon Leader Reef Project below 120 level	3.4
Moab Khotsong	The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the South West of the current mine	3.8
Other	Total of non significant changes	0.3
December 2007 Ore Reserves		**73.1**

By-products

A number of by-products are recovered as a result of the processing of gold Ore Reserves.

These include 19.5 thousand tonnes of uranium from the South African operations, 0.23 million tonnes of copper from Australia, 0.47 million tonnes of sulphur from Brazil and 31.0Moz of silver from Argentina. Details of the by-product Mineral Resources and Ore Reserves are given in the supplementary statistics document which is available on the corporate website, www.AngloGoldAshanti.com.

External audit of Mineral Resource and Ore Reserve statements

During the course of the year, the AngloGold Ashanti 2006 Mineral Resources and Ore Reserves for the following operations were submitted for external audit:
Mponeng
Geita
Obuasi
Morila
Sadiola
Yatela
Cuiaba
Cripple Creek & Victor

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Ore Reserves and Mineral Resources were evaluated.

During 2007, it was resolved to audit Mineral Resources and Ore Reserves prior to publication. As a result the 2007 Mineral Resources and Ore Reserves for the following operations were audited late in 2007:

Sunrise Dam
Cerro Vanguardia
Great Noligwa
Kopanang
Project Zaaiplaats (Moab deepening project)

The company has been informed that these audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.

Competent persons

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.

The competent person for AngloGold Ashanti Exploration Results is:

E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 17 years experience.

Competent persons for AngloGold Ashanti's Mineral Resources are:

VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 22 years experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 28 years experience.

Competent persons for AngloGold Ashanti's Ore Reserves are:

CE Brechtel, MSc (Mining Engineering), MAusIMM, 32 years experience.
D L Worrall, ACSM, MAusIMM, 27 years experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 21 years experience.

The competent persons' consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

Notes

A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, "Supplementary Information: Mineral Resources and Ore Reserves", which is available in the annual report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com) and may be downloaded as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.

Mineral Resources by country

as at 31 December 2007		Metric			Imperial		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
South Africa	Measured	28.0	13.98	391.9	30.6	0.408	12.601
	Indicated	747.1	3.01	2,251.1	823.5	0.088	72.373
	Inferred	37.7	10.92	411.8	41.6	0.319	13.239
	Total	**812.8**	**3.76**	**3,054.8**	**896.0**	**0.110**	**98.214**
Argentina	Measured	11.1	1.71	18.9	12.2	0.050	0.607
	Indicated	21.1	3.73	78.8	23.3	0.109	2.533
	Inferred	2.9	3.85	11.2	3.2	0.112	0.359
	Total	**35.1**	**3.10**	**108.8**	**38.7**	**0.090**	**3.499**
Australia	Measured	86.1	1.01	87.1	94.9	0.030	2.801
	Indicated	315.9	0.87	273.4	348.3	0.025	8.789
	Inferred	153.4	0.93	143.2	169.1	0.027	4.605
	Total	**555.5**	**0.91**	**503.7**	**612.3**	**0.026**	**16.194**
Brazil	Measured	12.5	7.48	93.1	13.7	0.218	2.993
	Indicated	13.2	6.32	83.3	14.5	0.184	2.679
	Inferred	27.4	6.98	191.3	30.2	0.204	6.150
	Total	**53.0**	**6.94**	**367.7**	**58.4**	**0.202**	**11.823**
Colombia	Measured	0.0		0.0	0.0		0.000
	Indicated	0.0		0.0	0.0		0.000
	Inferred	43.4	1.14	49.5	47.8	0.033	1.591
	Total	**43.4**	**1.14**	**49.5**	**47.8**	**0.033**	**1.591**
Democratic Republic of Congo	Measured	0.0		0.0	0.0		0.000
	Indicated	0.0		0.0	0.0		0.000
	Inferred	29.2	2.68	78.5	32.2	0.078	2.523
	Total	**29.2**	**2.68**	**78.5**	**32.2**	**0.078**	**2.523**
Ghana	Measured	95.3	5.18	493.7	105.0	0.151	15.872
	Indicated	82.4	3.91	322.4	90.8	0.114	10.366
	Inferred	45.3	7.34	332.6	49.9	0.214	10.693
	Total	**222.9**	**5.15**	**1,148.7**	**245.7**	**0.150**	**36.930**
Guinea	Measured	38.7	0.72	27.7	42.7	0.021	0.891
	Indicated	92.7	0.78	72.5	102.1	0.023	2.330
	Inferred	58.1	0.92	53.6	64.1	0.027	1.724
	Total	**189.5**	**0.81**	**153.8**	**208.9**	**0.024**	**4.945**
Mali	Measured	16.5	1.66	27.4	18.2	0.048	0.882
	Indicated	16.2	3.09	50.0	17.8	0.090	1.607
	Inferred	6.1	2.36	14.3	6.7	0.069	0.461
	Total	**38.8**	**2.37**	**91.7**	**42.7**	**0.069**	**2.950**
Namibia	Measured	11.7	0.79	9.2	12.8	0.023	0.297
	Indicated	59.3	1.31	77.5	65.3	0.038	2.490
	Inferred	45.2	1.12	50.9	49.9	0.033	1.636
	Total	**116.2**	**1.18**	**137.6**	**128.1**	**0.035**	**4.423**
Tanzania	Measured	6.3	1.20	7.6	7.0	0.035	0.243
	Indicated	84.4	3.72	314.1	93.1	0.109	10.097
	Inferred	18.6	3.54	65.8	20.5	0.103	2.114
	Total	**109.3**	**3.54**	**387.4**	**120.5**	**0.103**	**12.454**

as at 31 December 2007		Metric			Imperial		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
United States of America	Measured	250.1	0.81	203.3	275.7	0.024	6.537
	Indicated	173.5	0.73	126.1	191.2	0.021	4.054
	Inferred	70.6	0.65	45.9	77.8	0.019	1.477
	Total	**494.1**	**0.76**	**375.4**	**544.7**	**0.022**	**12.068**
Total	Measured	556.3	2.44	1,360.0	613.2	0.071	43.724
	Indicated	1,605.7	2.27	3,649.0	1,770.0	0.066	117.319
	Inferred	537.9	2.69	1,448.6	592.9	0.079	46.573
	Total	**2,699.9**	**2.39**	**6,457.5**	**2,976.1**	**0.070**	**207.615**

Ore Reserves by country (attributable)

as at 31 December 2007		Metric Tonnes million	Metric Grade g/t	Metric Contained gold tonnes	Imperial Tons million	Imperial Grade oz/t	Imperial Contained gold million oz
South Africa	Proved	21.5	7.58	162.8	23.7	0.221	5.233
	Probable	216.4	4.12	891.2	238.6	0.120	28.652
	Total	**237.9**	**4.43**	**1,054.0**	**262.3**	**0.129**	**33.886**
Argentina	Proved	1.0	6.08	6.3	1.2	0.177	0.204
	Probable	7.9	6.58	52.1	8.7	0.192	1.674
	Total	**9.0**	**6.52**	**58.4**	**9.9**	**0.190**	**1.879**
Australia	Proved	68.6	1.14	78.5	75.7	0.033	2.524
	Probable	164.8	0.88	144.7	181.7	0.026	4.653
	Total	**233.4**	**0.96**	**223.2**	**257.3**	**0.028**	**7.176**
Brazil	Proved	8.9	6.75	60.1	9.8	0.197	1.934
	Probable	4.9	5.99	29.1	5.4	0.175	0.937
	Total	**13.8**	**6.48**	**89.3**	**15.2**	**0.189**	**2.870**
Ghana	Proved	68.8	2.96	203.7	75.8	0.086	6.550
	Probable	28.3	4.62	130.5	31.2	0.135	4.197
	Total	**97.0**	**3.44**	**334.3**	**107.0**	**0.100**	**10.747**
Guinea	Proved	21.3	0.59	12.6	23.5	0.017	0.405
	Probable	89.6	0.77	69.2	98.7	0.023	2.225
	Total	**110.9**	**0.74**	**81.8**	**122.2**	**0.022**	**2.629**
Mali	Proved	9.0	2.18	19.7	10.0	0.064	0.634
	Probable	7.1	2.57	18.3	7.9	0.075	0.590
	Total	**16.2**	**2.35**	**38.1**	**17.8**	**0.069**	**1.224**
Namibia	Proved	5.8	1.00	5.8	6.4	0.029	0.186
	Probable	27.3	1.46	39.9	30.1	0.043	1.281
	Total	**33.1**	**1.38**	**45.6**	**36.5**	**0.040**	**1.467**
Tanzania	Proved	5.6	1.01	5.7	6.2	0.030	0.183
	Probable	62.4	3.14	195.9	68.7	0.092	6.298
	Total	**68.0**	**2.96**	**201.6**	**74.9**	**0.086**	**6.481**
United States of America	Proved	107.9	0.96	103.8	118.9	0.028	3.339
	Probable	47.6	0.92	44.0	52.5	0.027	1.414
	Total	**155.5**	**0.95**	**147.8**	**171.4**	**0.028**	**4.753**
Total	Proved	318.5	2.07	659.1	351.0	0.060	21.191
	Probable	656.3	2.46	1,614.9	723.4	0.072	51.921
	Total	**974.7**	**2.33**	**2,274.0**	**1,074.4**	**0.068**	**73.112**

Group **operating results**

			Quarter ended			Year ended		Quarter ended			Year ended	
			Dec 2007	Sep 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sep 2007	Dec 2006	Dec 2007	Dec 2006
					Unaudited					Unaudited		
					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS [1]												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	**3,236**	3,384	3,296	13,112	13,489	**3,567**	3,730	3,633	14,454	14,870
Yield	- g / t	/ - oz / t	**6.96**	7.11	7.47	6.99	7.20	**0.203**	0.207	0.218	0.204	0.210
Gold produced	- kg	/ - oz (000)	**22,505**	24,066	24,611	91,684	97,112	**723**	774	791	2,948	3,123
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**2,987**	2,976	3,029	12,429	12,414	**3,293**	3,280	3,339	13,701	13,684
Yield	- g / t	/ - oz / t	**0.45**	0.48	0.52	0.49	0.50	**0.013**	0.014	0.015	0.014	0.015
Gold produced	- kg	/ - oz (000)	**1,339**	1,429	1,569	6,142	6,246	**43**	46	50	197	201
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**47,549**	41,999	44,614	172,487	173,178	**52,414**	46,296	49,179	190,134	190,897
Treated	- 000 tonnes	/ - 000 tons	**6,455**	6,456	7,242	25,312	26,739	**7,115**	7,116	7,983	27,901	29,475
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.62**	4.20	4.51	4.48	4.82	**4.62**	4.20	4.51	4.48	4.82
Yield	- g / t	/ - oz / t	**2.33**	2.49	2.13	2.34	2.14	**0.068**	0.073	0.062	0.068	0.063
Gold in ore	- kg	/ - oz (000)	**13,711**	15,059	9,240	55,463	39,983	**441**	484	297	1,783	1,285
Gold produced	- kg	/ - oz (000)	**15,047**	16,064	15,451	59,227	57,334	**484**	516	497	1,904	1,843
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**14,965**	14,807	15,534	59,720	63,519	**16,496**	16,322	17,124	65,830	70,018
Placed [2]	- 000 tonnes	/ - 000 tons	**5,852**	5,636	5,888	22,341	23,329	**6,450**	6,213	6,490	24,627	25,716
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.61**	1.53	1.84	1.77	1.83	**1.61**	1.53	1.84	1.77	1.83
Yield [3]	- g / t	/ - oz / t	**0.70**	0.66	0.73	0.73	0.78	**0.021**	0.019	0.021	0.021	0.024
Gold placed [4]	- kg	/ - oz (000)	**4,115**	3,706	4,295	16,242	18,162	**132**	119	138	522	584
Gold produced	- kg	/ - oz (000)	**3,665**	3,052	4,066	13,312	14,561	**118**	98	131	428	468
TOTAL												
Gold produced	- kg	/ - oz (000)	**42,556**	44,611	45,697	170,365	175,253	**1,368**	1,434	1,469	5,477	5,635
Gold sold	- kg	/ - oz (000)	**42,278**	45,768	45,866	170,265	173,639	**1,359**	1,471	1,475	5,474	5,583
Price received	- R / kg	/ - $ / oz - sold	**149,312**	141,400	135,628	142,107	126,038	**687**	621	578	629	577
Total cash costs	- R / kg	/ - $ / oz - produced	**87,744**	81,186	72,422	80,490	67,133	**404**	357	309	357	308
Total production costs	- R / kg	/ - $ / oz - produced	**122,344**	107,239	98,145	107,415	90,345	**563**	471	419	476	414
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**404**	409	438	396	412	**12.99**	13.16	14.07	12.74	13.25
Actual	- g	/ - oz	**342**	361	372	349	358	**10.99**	11.62	11.97	11.23	11.49
CAPITAL EXPENDITURE - Rm	/ - $m		**2,315**	1,733	1,861	7,444	5,533	**339**	245	260	1,059	817

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.

[2] Tonnes (Tons) placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2007 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended December 2006 Unaudited	Year ended December 2007 Unaudited	Year ended December 2006 Audited
Revenue	2	**6,428**	6,613	5,975	24,383	21,104
Gold income		**5,784**	6,383	5,634	23,052	20,137
Cost of sales	3	**(5,215)**	(4,924)	(4,477)	(18,495)	(15,482)
(Loss) profit on non-hedge derivatives and other commodity contracts		**(2,923)**	(2,338)	482	(5,081)	(1,955)
Gross (loss) profit		**(2,354)**	(879)	1,639	(524)	2,700
Corporate administration and other expenses		**(209)**	(252)	(174)	(885)	(567)
Market development costs		**(40)**	(26)	(32)	(115)	(108)
Exploration costs		**(241)**	(219)	(116)	(839)	(417)
Other operating income (expenses)	4	**22**	(65)	(26)	(134)	(129)
Operating special items	5	**(288)**	48	(98)	(139)	(130)
Operating (loss) profit		**(3,110)**	(1,393)	1,193	(2,636)	1,349
Dividend received from other investments		**-**	16	-	16	-
Interest received		**89**	89	69	312	218
Exchange gain (loss)		**23**	(6)	(11)	4	(17)
Fair value adjustment on option component of convertible bond		**115**	(140)	(210)	333	137
Finance costs and unwinding of obligations		**(231)**	(230)	(246)	(880)	(822)
Share of associates' (loss) profit		**(6)**	(104)	2	(164)	(6)
(Loss) profit before taxation		**(3,120)**	(1,768)	797	(3,015)	859
Taxation	6	**(73)**	(161)	(676)	(1,039)	(1,232)
(Loss) profit after taxation from continuing operations		**(3,193)**	(1,928)	120	(4,054)	(373)
Discontinued operations						
Profit (loss) for the period from discontinued operations	7	**41**	(24)	(1)	7	(12)
(Loss) profit for the period		**(3,152)**	(1,952)	119	(4,047)	(385)
Allocated as follows:						
Equity shareholders		**(3,199)**	(2,003)	69	(4,269)	(587)
Minority interest		**47**	51	50	222	202
		(3,152)	(1,952)	119	(4,047)	(385)
Basic [1] and diluted [2] (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations		**(1,151)**	(703)	25	(1,519)	(211)
Profit (loss) from discontinued operations		**15**	(9)	-	3	(4)
(Loss) profit		**(1,136)**	(712)	25	(1,516)	(215)
Dividends [3]						
- Rm					399	1,246
- cents per Ordinary share					143	450
- cents per E Ordinary share					72	120

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2007 - www.AngloGoldAshanti.com

Group **income statement**

US Dollar million	Notes	Quarter ended December 2007 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended December 2006 Unaudited	Year ended December 2007 Unaudited	Year ended December 2006 Audited
Revenue	2	**951**	934	818	3,472	3,106
Gold income		**856**	902	770	3,280	2,964
Cost of sales	3	**(771)**	(696)	(612)	(2,636)	(2,282)
Loss on non-hedge derivatives and other commodity contracts		**(440)**	(365)	(25)	(780)	(239)
Gross (loss) profit		**(355)**	(159)	133	(136)	443
Corporate administration and other expenses		**(31)**	(36)	(24)	(126)	(84)
Market development costs		**(6)**	(4)	(4)	(16)	(16)
Exploration costs		**(36)**	(31)	(16)	(120)	(61)
Other operating income (expenses)	4	**3**	(9)	(4)	(20)	(18)
Operating special items	5	**(42)**	7	(14)	(21)	(18)
Operating (loss) profit		**(467)**	(232)	71	(439)	246
Dividend received from other investments		**-**	2	-	2	-
Interest received		**13**	13	10	45	32
Exchange gain (loss)		**3**	(1)	(2)	1	(2)
Fair value adjustment on option component of convertible bond		**17**	(20)	(28)	47	16
Finance costs and unwinding of obligations		**(34)**	(32)	(34)	(125)	(123)
Share of associates' loss		**(1)**	(14)	-	(23)	(1)
(Loss) profit before taxation		**(469)**	(284)	17	(492)	168
Taxation	6	**(11)**	(21)	(82)	(145)	(180)
Loss after taxation from continuing operations		**(481)**	(306)	(65)	(637)	(12)
Discontinued operations						
Profit (loss) for the period from discontinued operations	7	**6**	(3)	-	1	(2)
Loss for the period		**(475)**	(309)	(65)	(636)	(14)
Allocated as follows:						
Equity shareholders		**(482)**	(316)	(72)	(668)	(44)
Minority interest		**7**	7	7	32	30
		(475)	(309)	(65)	(636)	(14)
Basic [1] and diluted [2] (loss) earnings per ordinary share (cents)						
Loss from continuing operations		**(173)**	(111)	(26)	(237)	(15)
Profit (loss) from discontinued operations		**2**	(1)	-	-	(1)
Loss		**(171)**	(112)	(26)	(237)	(16)
Dividends [3]						
- $m					54	171
- cents per Ordinary share					20	62
- cents per E Ordinary share					10	16

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at December 2007 Unaudited	As at September 2007 Unaudited	As at December 2006 Audited
ASSETS				
Non-current assets				
Tangible assets		**45,783**	44,838	42,382
Intangible assets		**2,996**	3,036	2,909
Investments in associates		**140**	141	300
Other investments		**795**	839	884
Inventories		**2,217**	2,275	2,006
Trade and other receivables		**566**	477	405
Derivatives		**-**	-	45
Deferred taxation		**543**	499	432
Other non-current assets		**278**	300	313
		53,318	52,406	49,676
Current assets				
Inventories		**4,603**	4,156	3,424
Trade and other receivables		**1,587**	1,521	1,300
Derivatives		**3,516**	4,078	4,546
Current portion of other non-current assets		**2**	5	5
Cash restricted for use		**264**	294	75
Cash and cash equivalents		**3,381**	3,447	3,467
		13,353	13,500	12,817
Non-current assets held for sale		**210**	201	123
		13,563	13,701	12,940
TOTAL ASSETS		**66,881**	66,107	62,616
EQUITY AND LIABILITIES				
Share capital and premium	10	**22,371**	22,265	22,083
Retained earnings and other reserves	11	**(6,167)**	(2,791)	(1,188)
Shareholders' equity		**16,204**	19,473	20,895
Minority interests	12	**429**	401	436
Total equity		**16,633**	19,874	21,331
Non-current liabilities				
Borrowings		**10,441**	7,415	9,963
Environmental rehabilitation and other provisions		**3,361**	3,003	2,785
Provision for pension and post-retirement benefits		**1,208**	1,207	1,181
Trade, other payables and deferred income		**79**	39	150
Derivatives		**1,110**	1,321	1,984
Deferred taxation		**7,159**	7,478	7,722
		23,358	20,462	23,785
Current liabilities				
Current portion of borrowings		**2,309**	4,358	413
Trade, other payables and deferred income		**4,549**	4,466	3,701
Derivatives		**18,763**	15,421	12,152
Taxation		**1,269**	1,525	1,234
		26,890	25,770	17,500
Total liabilities		**50,248**	46,232	41,285
TOTAL EQUITY AND LIABILITIES		**66,881**	66,107	62,616
Net asset value - cents per share		**5,907**	7,073	7,607

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at December 2007 Unaudited	As at September 2007 Unaudited	As at December 2006 Audited
ASSETS				
Non-current assets				
Tangible assets		**6,722**	6,527	6,054
Intangible assets		**440**	442	415
Investments in associates		**21**	21	43
Other investments		**117**	122	126
Inventories		**325**	331	287
Trade and other receivables		**83**	69	58
Derivatives		**-**	-	6
Deferred taxation		**80**	73	62
Other non-current assets		**41**	44	44
		7,829	7,629	7,095
Current assets				
Inventories		**676**	605	489
Trade and other receivables		**233**	222	185
Derivatives		**516**	594	649
Current portion of other non-current assets		**-**	1	1
Cash restricted for use		**39**	42	11
Cash and cash equivalents		**496**	502	495
		1,960	1,965	1,830
Non-current assets held for sale		**31**	29	18
		1,991	1,994	1,848
TOTAL ASSETS		**9,820**	9,623	8,943
EQUITY AND LIABILITIES				
Share capital and premium	10	**3,285**	3,241	3,154
Retained earnings and other reserves	11	**(906)**	(406)	(169)
Shareholders' equity		**2,379**	2,835	2,985
Minority interests	12	**63**	58	62
Total equity		**2,442**	2,893	3,047
Non-current liabilities				
Borrowings		**1,533**	1,079	1,423
Environmental rehabilitation and other provisions		**494**	437	398
Provision for pension and post-retirement benefits		**177**	176	169
Trade, other payables and deferred income		**12**	6	21
Derivatives		**163**	192	283
Deferred taxation		**1,051**	1,088	1,103
		3,430	2,978	3,397
Current liabilities				
Current portion of borrowings		**339**	634	59
Trade, other payables and deferred income		**668**	651	528
Derivatives		**2,755**	2,245	1,736
Taxation		**186**	222	176
		3,948	3,752	2,499
Total liabilities		**7,378**	6,730	5,896
TOTAL EQUITY AND LIABILITIES		**9,820**	9,623	8,943
Net asset value - cents per share		**867**	1,030	1,087

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended December 2007 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended December 2006 Unaudited	Year ended December 2007 Unaudited	Year ended December 2006 Audited
Cash flows from operating activities					
Receipts from customers	**6,302**	6,498	5,906	24,059	21,237
Payments to suppliers and employees	**(4,382)**	(4,277)	(3,289)	(16,144)	(12,438)
Cash generated from operations	**1,920**	2,221	2,617	7,915	8,799
Cash generated (utilised) by discontinued operations	**10**	(6)	7	(14)	(6)
Dividends received from associates	**1**	-	-	1	-
Taxation paid	**(664)**	(123)	(553)	(1,664)	(968)
Net cash inflow from operating activities	**1,268**	2,092	2,071	6,238	7,825
Cash flows from investing activities					
Capital expenditure	**(2,284)**	(1,733)	(1,861)	(7,198)	(5,533)
Acquisition of assets	**3**	-	-	(284)	-
Proceeds from disposal of tangible assets	**24**	65	322	197	393
Proceeds from disposal of assets of discontinued operations	**-**	1	23	9	63
Other investments acquired	**(207)**	(7)	(47)	(190)	(471)
Associate loans and acquisitions	**-**	-	4	1	(63)
Proceeds from disposal of investments	**69**	137	2	174	449
Dividend received from other investments	**-**	16	-	16	-
Decrease (increase) in cash restricted for use	**37**	(126)	(29)	(177)	(19)
Interest received	**74**	77	55	260	173
Loans advanced	**-**	-	(5)	(7)	(5)
Repayment of loans advanced	**-**	1	2	10	38
Net cash outflow from investing activities	**(2,284)**	(1,570)	(1,533)	(7,189)	(4,975)
Cash flows from financing activities					
Proceeds from issue of share capital	**88**	19	7	247	3,068
Share issue expenses	**-**	-	-	(4)	(32)
Proceeds from borrowings	**3,828**	864	619	5,619	1,525
Repayment of borrowings	**(2,907)**	(208)	(321)	(3,440)	(3,957)
Finance costs	**(25)**	(241)	(82)	(511)	(586)
Dividends paid	**(17)**	(277)	(55)	(1,050)	(913)
Net cash inflow (outflow) from financing activities	**967**	158	168	861	(895)
Net (decrease) increase in cash and cash equivalents	**(49)**	680	706	(90)	1,955
Translation	**(17)**	(24)	(109)	4	184
Cash and cash equivalents at beginning of period	**3,447**	2,792	2,871	3,467	1,328
Net cash and cash equivalents at end of period	**3,381**	3,447	3,467	3,381	3,467
Cash generated from operations					
(Loss) profit before taxation	**(3,120)**	(1,768)	797	(3,015)	859
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**3,719**	2,725	304	7,232	4,590
Amortisation of tangible assets	**1,103**	1,082	1,215	4,143	4,059
Finance costs and unwinding of obligations	**231**	230	246	880	822
Deferred stripping	**(73)**	(128)	(34)	(431)	(528)
Interest receivable	**(89)**	(89)	(69)	(312)	(218)
Operating special items	**288**	(48)	98	139	161
Amortisation of intangible assets	**3**	3	4	14	13
Fair value adjustment on option components of convertible bond	**(115)**	140	210	(333)	(137)
Environmental, rehabilitation and other expenditure	**271**	44	(133)	287	(160)
Other non-cash movements	**90**	132	99	549	213
Movements in working capital	**(388)**	(103)	(120)	(1,238)	(875)
	1,920	2,221	2,617	7,915	8,799
Movements in working capital					
(Increase) decrease in inventories	**(453)**	(215)	166	(1,489)	(1,852)
(Increase) decrease in trade and other receivables	**(260)**	(32)	181	(501)	(27)
Increase (decrease) in trade and other payables	**326**	144	(467)	752	1,004
	(388)	(103)	(120)	(1,238)	(875)

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2007 - www.AngloGoldAshanti.com

Group **cash flow statement**

US Dollar million	Quarter ended December 2007 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended December 2006 Unaudited	Year ended December 2007 Unaudited	Year ended December 2006 Audited
Cash flows from operating activities					
Receipts from customers	**937**	918	804	3,424	3,134
Payments to suppliers and employees	**(655)**	(605)	(450)	(2,303)	(1,853)
Cash generated from operations	**282**	313	354	1,121	1,281
Cash generated (utilised) by discontinued operations	**2**	(1)	1	(2)	(1)
Dividends received from associates	**-**	-	-	-	-
Taxation paid	**(96)**	(18)	(80)	(237)	(143)
Net cash inflow from operating activities	**188**	295	275	882	1,137
Cash flows from investing activities					
Capital expenditure	**(334)**	(245)	(260)	(1,024)	(817)
Acquisition of assets	**-**	-	-	(40)	-
Proceeds from disposal of tangible assets	**4**	9	46	29	57
Proceeds from disposal of assets of discontinued operations	**-**	-	3	1	9
Other investments acquired	**(30)**	(1)	(8)	(27)	(71)
Associate loans and acquisitions	**-**	-	1	-	(9)
Proceeds from disposal of investments	**10**	19	-	25	66
Dividend received from other investments	**-**	2	-	2	-
Decrease (increase) in cash restricted for use	**5**	(18)	(5)	(25)	(3)
Interest received	**11**	11	7	37	25
Loans advanced	**-**	-	(1)	(1)	(1)
Repayment of loans advanced	**-**	-	-	1	6
Net cash outflow from investing activities	**(334)**	(222)	(216)	(1,022)	(738)
Cash flows from financing activities					
Proceeds from issue of share capital	**12**	3	1	34	512
Share issue expenses	**-**	-	-	-	(5)
Proceeds from borrowings	**548**	122	86	800	226
Repayment of borrowings	**(415)**	(29)	(29)	(490)	(623)
Finance costs	**(4)**	(34)	(10)	(73)	(88)
Dividends paid	**(2)**	(38)	(8)	(144)	(132)
Net cash inflow (outflow) from financing activities	**139**	23	40	127	(110)
Net (decrease) increase in cash and cash equivalents	**(7)**	95	99	(13)	289
Translation	**1**	9	26	14	(3)
Cash and cash equivalents at beginning of period	**502**	398	370	495	209
Net cash and cash equivalents at end of period	**496**	502	495	496	495
Cash generated from operations					
(Loss) profit before taxation	**(469)**	(284)	17	(492)	168
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**558**	420	134	1,088	627
Amortisation of tangible assets	**164**	153	167	590	597
Finance costs and unwinding of obligations	**34**	32	34	125	123
Deferred stripping	**(11)**	(19)	(12)	(63)	(75)
Interest receivable	**(13)**	(13)	(10)	(45)	(32)
Operating special items	**42**	(7)	14	21	22
Amortisation of intangible assets	**-**	-	-	2	2
Fair value adjustment on option components of convertible bond	**(17)**	20	28	(47)	(16)
Environmental, rehabilitation and other expenditure	**40**	6	(18)	42	(22)
Other non-cash movements	**13**	19	14	79	27
Movements in working capital	**(59)**	(14)	(14)	(179)	(140)
	282	313	354	1,121	1,281
Movements in working capital					
Increase in inventories	**(75)**	(50)	(55)	(240)	(211)
(Increase) decrease in trade and other receivables	**(40)**	(9)	1	(79)	19
Increase in trade and other payables	**56**	46	40	140	52
	(59)	(14)	(14)	(179)	(140)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

SA Rand million	Year ended December 2007 Unaudited	Year ended December 2006 Audited
Actuarial (loss) gain on pension and post-retirement benefits	(99)	283
Acquisition of minority interest	(172)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	1,484	1,274
Net loss on cash flow hedges	(1,173)	(1,604)
Hedge ineffectiveness	6	-
Gain on available-for-sale financial assets	37	78
Deferred taxation on items above	36	50
Net exchange translation differences	(198)	2,292
Net (loss) income recognised directly in equity	(79)	2,373
Loss for the year	(4,047)	(385)
Total recognised (expense) income for the year	(4,126)	1,988
Attributable to:		
Equity shareholders	(4,250)	1,755
Minority interest	124	233
	(4,126)	1,988

US Dollar million		
Actuarial (loss) gain on pension and post-retirement benefits	(14)	42
Acquisition of minority interest	(25)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	210	217
Net loss on cash flow hedges	(168)	(229)
Hedge ineffectiveness	1	-
Gain on available-for-sale financial assets	6	12
Deferred taxation on items above	5	8
Net exchange translation differences	2	281
Net income recognised directly in equity	17	331
Loss for the year	(636)	(14)
Total recognised (expense) income for the year	(619)	317
Attributable to:		
Equity shareholders	(639)	289
Minority interest	20	28
	(619)	317

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and year ended 31 December 2007

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2007.

2. Revenue

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Gold income	**5,784**	6,383	5,634	23,052	20,137	**856**	902	770	3,280	2,964
By-products (note 3)	**555**	125	272	1,003	749	**82**	18	38	145	110
Dividend received from other investments	**-**	16	-	16	-	**-**	2	-	2	-
Interest received	**89**	89	69	312	218	**13**	13	10	45	32
	6,428	6,613	5,975	24,383	21,104	**951**	934	818	3,472	3,106

3. Cost of sales

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,056)**	(3,684)	(3,403)	(14,257)	(11,994)	**(600)**	(521)	(466)	(2,033)	(1,770)
By-products (note 2)	**555**	125	272	1,003	749	**82**	18	38	145	110
	(3,501)	(3,559)	(3,131)	(13,254)	(11,245)	**(518)**	(503)	(428)	(1,888)	(1,660)
Other cash costs	**(187)**	(176)	(172)	(705)	(594)	**(27)**	(25)	(24)	(100)	(86)
Total cash costs	**(3,688)**	(3,735)	(3,303)	(13,959)	(11,839)	**(545)**	(528)	(452)	(1,988)	(1,746)
Retrenchment costs	**(88)**	(27)	(114)	(131)	(152)	**(13)**	(4)	(16)	(19)	(22)
Rehabilitation and other non-cash costs	**(321)**	(85)	122	(445)	35	**(47)**	(12)	17	(65)	3
Production costs	**(4,097)**	(3,847)	(3,295)	(14,535)	(11,956)	**(605)**	(544)	(451)	(2,072)	(1,765)
Amortisation of tangible assets	**(1,103)**	(1,082)	(1,215)	(4,143)	(4,059)	**(164)**	(153)	(167)	(590)	(597)
Amortisation of intangible assets	**(3)**	(3)	(4)	(14)	(13)	**–**	–	–	(2)	(2)
Total production costs	**(5,203)**	(4,933)	(4,514)	(18,692)	(16,028)	**(769)**	(697)	(618)	(2,664)	(2,364)
Inventory change	**(12)**	9	37	197	546	**(2)**	1	6	28	82
	(5,215)	(4,924)	(4,477)	(18,495)	(15,482)	**(771)**	(696)	(612)	(2,636)	(2,282)

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**52**	(25)	1	(23)	(57)	**7**	(4)	–	(3)	(8)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, govern-mental fiscal claims and costs of old tailings operations	**(30)**	(40)	(30)	(97)	(67)	**(4)**	(5)	(4)	(15)	(9)
Miscellaneous	**–**	–	3	(14)	(5)	**–**	–	–	(2)	(1)
	22	(65)	(26)	(134)	(129)	**3**	(9)	(4)	(20)	(18)

5. Operating special items

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Indirect tax expenses	**(177)**	–	(118)	(184)	(202)	**(26)**	–	(16)	(26)	(28)
Performance related option expense	**–**	–	(129)	–	(129)	**–**	–	(19)	–	(19)
Cost of E-shares issued to Izingwe Holdings (Pty) Ltd, a Black Economic Empowerment company	**–**	–	(131)	–	(131)	**–**	–	(19)	–	(19)
Impairment of tangible assets (note 8)	**(5)**	–	(41)	(6)	(44)	**(1)**	–	(6)	(1)	(6)
Impairment of goodwill (note 8)	**(7)**	–	–	(7)	–	**(1)**	–	–	(1)	–
Recovery of loan (note 8)	**–**	–	–	–	36	**–**	–	–	–	5
Recovery of exploration costs previously expensed	**6**	–	–	29	–	**1**	–	–	4	–
Siguiri royalty payment calculation dispute with the Guinean Administration	**(27)**	–	–	(27)	–	**(4)**	–	–	(4)	–
(Loss) profit on disposal and abandonment of assets (note 8)	**(78)**	48	321	56	340	**(12)**	7	46	7	49
	(288)	48	(98)	(139)	(130)	**(42)**	7	(14)	(21)	(18)

Rounding of figures may result in computational discrepancies.

6. Taxation

	Quarter ended			Year ended			Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006		Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million						US Dollar million				
Current tax											
Normal taxation	**(390)**	(443)	(261)	(1,608)	(1,370)		**(58)**	(63)	(37)	(229)	(201)
Disposal of tangible assets (note 8)	**(9)**	(9)	(2)	(40)	(13)		**(1)**	(1)	–	(6)	(2)
(Under) over provision prior year	**(6)**	18	(49)	(32)	(49)		**(1)**	3	(7)	(4)	(7)
	(405)	(434)	(312)	(1,680)	(1,432)		**(60)**	(61)	(44)	(239)	(210)
Deferred taxation											
Temporary differences	**(36)**	10	(73)	7	(215)		**(6)**	2	(7)	1	(30)
Unrealised non-hedge derivatives and other commodity contracts	**336**	233	37	673	742		**50**	34	15	98	106
Disposal of tangible assets (note 8)	**(2)**	31	(57)	18	(56)		–	4	(8)	3	(8)
Change in estimated deferred tax rate	**34**	–	(271)	(57)	(271)		**5**	–	(38)	(8)	(38)
	332	274	(365)	641	200		**49**	40	(38)	94	30
Total taxation	**(73)**	(161)	(676)	(1,039)	(1,232)		**(11)**	(21)	(82)	(145)	(180)

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Year ended			Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006		Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million						US Dollar million				
Gold income	–	1	6	5	26		–	–	1	1	4
Cost of sales	**31**	(6)	(19)	15	(39)		**5**	(1)	(3)	2	(6)
Gross profit (loss)	**31**	(5)	(13)	20	(13)		**5**	(1)	(2)	3	(2)
Other income	**10**	–	–	10	–		**2**	–	–	2	–
Taxation	**(1)**	(19)	12	(23)	1		–	(3)	2	(4)	–
Net profit (loss) attributable to discontinued operations	**41**	(24)	(1)	7	(12)		**6**	(3)	–	1	(2)

Rounding of figures may result in computational discrepancies.

8. Headline loss

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
The loss attributable to equity shareholders has been adjusted by the following to arrive at headline loss:										
(Loss) profit attributable to equity shareholders	**(3,199)**	(2,003)	69	(4,269)	(587)	**(482)**	(316)	(72)	(668)	(44)
Impairment of tangible assets (note 5)	**5**	–	41	6	44	**1**	–	6	1	6
Impairment of goodwill (note 5)	**7**	–	–	7	–	**1**	–	–	1	–
Loss (profit) on disposal of assets (note 5)	**78**	(48)	(321)	(56)	(376)	**12**	(7)	(46)	(7)	(54)
Impairment of investment in associate	**3**	101	–	154	–	**–**	14	–	22	–
Taxation on items above – current portion (note 6)	**9**	9	2	40	13	**1**	1	–	6	2
Taxation on items above – deferred portion (note 6)	**2**	(31)	57	(18)	56	**–**	(4)	8	(3)	8
Headline loss	**(3,095)**	(1,972)	(151)	(4,136)	(850)	**(466)**	(312)	(103)	(648)	(82)
Cents per share [1]										
Headline loss	**(1,099)**	(701)	(55)	(1,470)	(312)	**(165)**	(111)	(37)	(230)	(30)

[1] *Calculated on the basic weighted average number of ordinary shares.*

9. Shares

	Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Authorised:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid:					
Ordinary shares in issue	**277,457,471**	276,919,836	276,236,153	277,457,471	276,236,153
E ordinary shares in issue	**4,140,230**	4,077,860	4,185,770	4,140,230	4,185,770
Total ordinary shares:	**281,597,701**	280,997,696	280,421,923	281,597,701	280,421,923
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:					
Ordinary shares	**277,119,778**	276,853,218	275,598,456	276,805,309	272,214,937
E ordinary shares	**4,080,713**	4,093,133	773,762	4,117,815	194,954
Fully vested options	**457,601**	455,473	304,280	533,904	398,326
Weighted average number of shares	**281,658,092**	281,401,824	276,676,498	281,457,028	272,808,217
Dilutive potential of share options	**–**	–	–	–	–
Diluted number of ordinary shares [1]	**281,658,092**	281,401,824	276,676,498	281,457,028	272,808,217

[1] *The basic and diluted number of ordinary shares are the same for December 2006 quarter and the year 2006 as the effects of shares for performance related options are anti-dilutive.*

Rounding of figures may result in computational discrepancies.

10. Ordinary share capital and premium

	As at			As at		
	Dec 2007	**Sept 2007**	**Dec 2006**	**Dec 2007**	**Sept 2007**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**23,045**	23,045	19,362	**3,292**	3,292	3,055
Ordinary shares issued	**283**	170	3,330	**40**	22	550
E ordinary shares (cancelled) issued	**(6)**	(14)	353	**(1)**	(1)	50
Translation	**–**	–	–	**94**	63	(363)
Sub-total	**23,322**	23,201	23,045	**3,425**	3,376	3,292
Redeemable preference shares held within the group	**(312)**	(312)	(312)	**(46)**	(45)	(45)
Ordinary shares held within the group	**(292)**	(285)	(297)	**(43)**	(41)	(43)
E ordinary shares held within the group	**(347)**	(339)	(353)	**(51)**	(49)	(50)
Balance at end of period	**22,371**	22,265	22,083	**3,285**	3,241	3,154

11. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other comprehen-sive income	Total
SA Rand million						
Balance at December 2005	1,115	138	(1,910)	(227)	(1,655)	(2,539)
Actuarial gains recognised				283		283
Deferred taxation thereon				(102)		(102)
Loss attributable to equity shareholders	(587)					(587)
Dividends	(742)					(742)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,264	1,264
Net loss on cash flow hedges					(1,592)	(1,592)
Deferred taxation on cash flow hedges					167	167
Gain on available-for-sale financial assets					78	78
Deferred taxation on available-for-sale financial assets					(15)	(15)
Share-based payment for share awards and BEE transaction					338	338
Translation			2,346	1	(88)	2,259
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Actuarial loss recognised				(99)		(99)
Deferred taxation thereon				36		36
Loss attributable to equity shareholders	(4,269)					(4,269)
Dividends	(919)					(919)
Acquisition of minority interest	(81)					(81)
Transfers to foreign currency translation reserve	(41)		41			–
Net loss on cash flow hedges removed from equity and reported in gold sales					1,470	1,470
Net loss on cash flow hedges					(1,161)	(1,161)
Hedge ineffectiveness					6	6
Deferred taxation on cash flow hedges and hedge ineffectiveness					(1)	(1)
Gain on available-for-sale financial assets					37	37
Deferred taxation on available-for-sale financial assets					1	1
Share-based payment for share awards and BEE transaction					190	190
Translation			(139)		(50)	(189)
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves cont.

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other omprehensive income	Total
US Dollar million						
Balance at December 2005	(58)	22	(66)	(36)	(261)	(399)
Actuarial gains recognised				42		42
Deferred taxation thereon				(15)		(15)
Loss attributable to equity shareholders	(44)					(44)
Dividends	(107)					(107)
Net loss on cash flow hedges removed from equity and reported in gold sales					215	215
Net loss on cash flow hedges					(227)	(227)
Deferred taxation on cash flow hedges					25	25
Gain on available-for-sale financial assets					12	12
Deferred taxation on available-for-sale financial assets					(2)	(2)
Share-based payment for share awards and BEE transaction					48	48
Translation		(2)	307	3	(25)	283
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Actuarial loss recognised				(14)		(14)
Deferred taxation thereon				5		5
Loss attributable to equity shareholders	(668)					(668)
Dividends	(125)					(125)
Acquisition of minority interest	(12)					(12)
Transfers to foreign currency translation reserve	(6)		6			–
Net loss on cash flow hedges removed from equity and reported in gold sales					209	209
Net loss on cash flow hedges					(166)	(166)
Hedge ineffectiveness					1	1
Deferred taxation on cash flow hedges and hedge ineffectiveness					-	-
Gain on available-for-sale financial assets					6	6
Deferred taxation on available-for-sale financial assets					-	-
Share-based payment for share awards and BEE transaction					27	27
Translation			11	(1)	(10)	-
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)

12. Minority interests

	As at			As at		
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	SA Rand million			US Dollar million		
Balance at beginning of year	**436**	436	374	**62**	62	59
Profit for the period	**222**	175	202	**32**	25	30
Dividends paid	**(131)**	(114)	(171)	**(19)**	(16)	(25)
Acquisition of minority interest [1]	**(95)**	(95)	-	**(13)**	(13)	-
Other balance sheet movements	**4**	4	-	**-**	-	-
Net loss on cash flow hedges removed from equity and reported in gold sales	**14**	10	10	**1**	1	2
Net loss on cash flow hedges	**(12)**	(7)	(12)	**(2)**	(1)	(2)
Translation	**(9)**	(8)	33	**2**	-	(2)
Balance at end of period	**429**	401	436	**63**	58	62

(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.

Rounding of figures may result in computational discrepancies.

13. Exchange rates

	Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Audited
Rand/US dollar average for the year to date	**7.03**	7.12	6.77
Rand/US dollar average for the quarter	**6.76**	7.08	7.31
Rand/US dollar closing	**6.81**	6.87	7.00
Rand/Australian dollar average for the year to date	**5.89**	5.85	5.10
Rand/Australian dollar average for the quarter	**6.00**	6.00	5.63
Rand/Australian dollar closing	**5.98**	6.04	5.53
BRL/US dollar average for the year to date	**1.95**	2.00	2.18
BRL/US dollar average for the quarter	**1.78**	1.92	2.15
BRL/US dollar closing	**1.78**	1.85	2.14

14. Capital commitments

	Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Audited	Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Audited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**2,968**	4,406	2,475	**436**	641	354

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.

15. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 31 December 2007 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($15m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $39m. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $24m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company's attributable share of the assessment is approximately $8m.

Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $8m.

16. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
- Reimbursable value added tax due from the Malian government amounts to an attributable $42m at 31 December 2007 (30 September 2007: attributable $37m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $25m was still outstanding and $17m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 31 December 2007 (30 September 2007: attributable $8m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $2m, which is still outstanding, whilst an attributable $5m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The outstanding amounts have been discounted to their present value at a rate of 6.5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
- Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 December 2007 (30 September 2007: $18m). The last audited value added tax return was for the period ended 30 June 2007 and at the balance sheet date $14m was still outstanding and $2m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $37m at 31 December 2007 (30 September 2007: $30m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $21m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $16m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 12 November 2007, it was announced that due to further operational management restructure, Neville Nicolau resigned from the board to pursue other opportunities with immediate effect.

On 12 December 2007, AngloGold Ashanti announced the successful closing of a US$1.15bn syndicated revolving loan facility. The new 3-year facility will be used to refinance an existing US$700m revolving credit facility, an AUD200m facility and for general corporate purposes.

On 14 January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of Golden Cycle Gold Corporation (GCGC) through a merger transaction in which GCGC's shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC currently holds a 33% shareholding in Cripple Creek & Victor while AngloGold Ashanti hold the remaining 67%. The merger transaction will result in Cripple Creek & Victor being a wholly-owned AngloGold Ashanti operation. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately US$149m.

On 18 January 2008, AngloGold Ashanti provided operation guidance to its fourth quarter 2007 results, in which it was stated that its South African and Geita operations had experienced production difficulties resulting in the group's production for the quarter to be of the region of 1,368,000 ounces.

Following the announcement made on 25 January 2008, in which AngloGold Ashanti advised that Eskom (the South African electricity supply body) would be interrupting power supplies to the company's South African operations, AngloGold Ashanti halted mining and gold recovery at these operations. Subsequently, AngloGold Ashanti announced on 29 January 2008, that it had begun the process to restart production at its South African operations following a meeting with Eskom and industrial electricity consumers at which, Eskom had agreed to provide AngloGold Ashanti with 90% of its electricity demand prior to the shut down so as to return the operations to normal production.

20. Dividend

The directors have today declared Final Dividend No. 103 of 53 (Final Dividend No. 101: 240) South African cents per ordinary share for the year ended 31 December 2007. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2008
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 21 February
Last date to trade ordinary shares cum dividend	Friday, 22 February
Last date to register transfers of certificated securities cum dividend	Friday, 22 February
Ordinary shares trade ex dividend	Monday, 25 February
Record date	Friday, 29 February
Payment date	Friday, 7 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 25 February 2008 and Friday, 29 February 2008, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2008
Ex dividend on New York Stock Exchange	Wednesday, 27 February
Record date	Friday, 29 February
Approximate date for currency conversion	Friday, 7 March
Approximate payment date of dividend	Monday, 17 March

Assuming an exchange rate of R7.4805/$1, the dividend payable on an ADS is equivalent to 7 US cents. This compares with the final dividend of 32.384 US cents per ADS paid on 26 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2008
Last date to trade and to register GhDSs cum dividend	Friday, 22 February
GhDSs trade ex dividend	Monday, 25 February
Record date	Friday, 29 February
Approximate payment date of dividend	Monday, 10 March

Assuming an exchange rate of R7.6723/¢ the dividend payable per GhDS is equivalent to 0.0006908 cedis. This compares with the final dividend of 0.00304121 cedis per GhDS paid on 19 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors have today declared Dividend No. E3 of 26.50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on 7 March 2008.

By order of the Board

R P EDEY
Chairman
6 February 2008

M CUTIFANI
Chief Executive Officer

Segmental reporting

for the quarter and year ended 31 December 2007

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**2,292**	2,805	2,390	9,843	9,151	**339**	397	326	1,399	1,347
Argentina	**198**	273	175	988	841	**30**	38	24	140	125
Australia	**684**	715	623	2,437	1,851	**101**	101	86	348	271
Brazil	**495**	546	465	2,001	1,558	**73**	78	63	285	228
Ghana	**601**	648	453	2,365	1,781	**89**	92	62	337	263
Guinea	**492**	307	331	1,483	960	**73**	43	46	211	141
Mali	**535**	469	574	1,951	2,146	**79**	66	78	278	317
Namibia	**96**	87	80	364	336	**14**	12	11	52	50
Tanzania	**111**	347	257	807	857	**16**	49	35	114	127
USA	**280**	185	286	813	656	**41**	26	39	116	95
	5,784	6,383	5,634	23,052	20,137	856	902	770	3,280	2,964
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**502**	802	872	2,845	3,746	**74**	113	118	403	549
Argentina	**58**	77	(12)	338	245	**9**	11	(2)	48	37
Australia	**228**	288	308	960	934	**34**	41	43	137	137
Brazil	**277**	232	329	987	946	**41**	33	45	141	138
Ghana	**(150)**	26	(108)	25	(186)	**(22)**	4	(15)	3	(26)
Guinea	**44**	1	(19)	101	19	**7**	-	(2)	14	4
Mali	**165**	150	287	646	986	**24**	21	39	92	146
Namibia	**19**	16	32	90	148	**3**	2	4	13	22
Tanzania	**(110)**	94	(2)	52	(19)	**(16)**	13	-	6	(2)
USA	**190**	109	167	518	167	**28**	15	23	74	23
Other	**86**	(34)	105	28	221	**13**	(4)	16	4	30
	1,309	1,761	1,959	6,590	7,207	195	249	269	935	1,058
Cash gross profit (loss) [1]										
South Africa	**1,023**	1,261	1,382	4,628	5,366	**151**	178	188	657	788
Argentina	**98**	118	63	513	465	**15**	17	9	73	69
Australia	**319**	378	391	1,308	1,179	**47**	53	54	186	173
Brazil	**372**	323	399	1,308	1,136	**55**	46	55	186	165
Ghana	**(56)**	153	28	485	396	**(8)**	22	4	68	60
Guinea	**117**	59	79	352	282	**17**	8	11	50	42
Mali	**206**	192	364	809	1,274	**30**	27	50	115	188
Namibia	**30**	26	43	131	192	**4**	4	6	19	28
Tanzania	**(53)**	185	78	358	246	**(8)**	26	11	50	37
USA	**247**	168	226	742	432	**36**	24	31	106	62
Other	**113**	(16)	105	116	268	**19**	(3)	15	17	40
	2,416	2,847	3,158	10,750	11,236	358	402	434	1,527	1,652

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the computation.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited
	kg					oz (000)				
Gold production										
South Africa	**17,503**	19,218	20,019	72,429	79,427	**563**	618	644	2,328	2,554
Argentina	**1,597**	1,569	1,346	6,338	6,683	**51**	50	43	204	215
Australia	**4,673**	4,766	4,746	18,675	14,450	**150**	153	153	600	465
Brazil	**3,480**	3,401	2,904	12,689	10,551	**112**	109	93	408	339
Ghana	**3,998**	4,217	4,411	16,388	18,399	**129**	136	142	527	592
Guinea	**2,567**	1,886	2,406	8,715	7,948	**83**	61	77	280	256
Mali	**3,536**	3,649	4,110	13,703	16,700	**114**	117	132	441	537
Namibia	**624**	638	617	2,496	2,690	**20**	21	20	80	86
Tanzania	**1,801**	3,401	2,478	10,166	9,588	**58**	109	80	327	308
USA	**2,778**	1,866	2,661	8,766	8,817	**89**	60	86	282	283
	42,556	44,611	45,697	170,365	175,253	**1,368**	1,434	1,469	5,477	5,635

	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited	Quarter ended Dec 2007 Unaudited	Quarter ended Sept 2007 Unaudited	Quarter ended Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Year ended Dec 2006 Audited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**881**	642	695	2,535	2,116	**128**	91	97	361	313
Argentina	**49**	37	45	141	129	**7**	5	6	20	19
Australia	**651**	439	295	1,975	584	**95**	62	42	281	86
Brazil	**204**	258	333	995	1,258	**30**	37	45	142	186
Ghana	**260**	152	236	836	656	**38**	22	33	119	97
Guinea	**38**	56	27	146	110	**6**	8	4	21	16
Mali	**26**	10	22	61	44	**4**	1	3	9	6
Namibia	**24**	10	18	43	33	**3**	1	3	6	5
Tanzania	**78**	50	119	187	452	**11**	7	16	27	67
USA	**33**	54	29	161	89	**5**	8	4	23	13
Other	**71**	25	41	364	62	**12**	3	6	50	9
	2,315	1,733	1,861	7,444	5,533	**339**	245	260	1,059	817

	As at Dec 2007 Unaudited	As at Sept 2007 Unaudited	As at Dec 2006 Audited	As at Dec 2007 Unaudited	As at Sept 2007 Unaudited	As at Dec 2006 Audited
	SA Rand million			US Dollar million		
Total assets						
South Africa	**15,616**	15,590	15,392	**2,293**	2,269	2,199
Argentina	**1,659**	1,647	1,876	**244**	240	268
Australia	**8,705**	8,238	6,447	**1,278**	1,199	921
Brazil	**4,826**	4,568	3,961	**709**	665	566
Ghana	**13,301**	13,031	12,456	**1,953**	1,897	1,779
Guinea	**2,127**	2,005	1,974	**312**	292	282
Mali	**2,399**	2,299	2,350	**352**	335	336
Namibia	**536**	513	424	**79**	75	61
Tanzania	**9,654**	9,633	9,642	**1,418**	1,402	1,377
USA	**3,608**	3,593	3,566	**530**	523	509
Other	**4,450**	4,990	4,528	**652**	725	645
	66,881	66,107	62,616	**9,820**	9,623	8,943

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A **Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond**

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline loss (note 8)	**(3,095)**	(1,972)	(151)	(4,136)	(850)	**(466)**	(312)	(103)	(648)	(82)
Loss on unrealised non-hedge derivatives and other commodity contracts	**3,663**	2,640	320	7,114	4,507	**550**	408	137	1,071	615
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 6)	**(336)**	(233)	(37)	(673)	(742)	**(50)**	(34)	(15)	(98)	(106)
Fair value adjustment on option component of convertible bond	**(115)**	140	210	(333)	(137)	**(17)**	20	28	(47)	(16)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**117**	575	341	1,971	2,777	**18**	81	46	278	411
Cents per share [2]										
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**42**	204	123	700	1,018	**6**	29	17	99	151

[1] *Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *The unrealised fair value change on the option component of the convertible bond; and*
- *The unrealised fair value change on the onerous uranium contracts.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B **Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts**

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross (loss) profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts:										
Gross (loss) profit	**(2,354)**	(879)	1,639	(524)	2,700	**(355)**	(159)	133	(136)	443
Loss on unrealised non-hedge derivatives and other commodity contracts	**3,663**	2,640	320	7,114	4,507	**550**	408	137	1,071	615
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts	**1,309**	1,761	1,959	6,590	7,207	**195**	249	269	935	1,058

Rounding of figures may result in computational discrepancies.

	Quarter ended Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Dec 2006 Unaudited	Quarter ended Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Unaudited	Year ended Dec 2007 Unaudited	Dec 2006 Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
C Non-hedge derivative (loss) gain is summarised as:										
Gain on realised non-hedge derivatives (note D)	**740**	302	802	2,033	2,552	**110**	43	112	291	376
Loss on unrealised non-hedge derivatives	**(3,829)**	(2,574)	(125)	(7,305)	(4,343)	**(575)**	(398)	(108)	(1,099)	(591)
Unrealised (loss) gain on other commodity physical borrowings	**(1)**	78	(19)	49	(9)	**-**	11	(3)	7	(1)
Provision for gain (loss) on future deliveries of other commodities	**167**	(144)	(176)	142	(155)	**25**	(21)	(26)	21	(23)
(Loss) gain on non-hedge derivatives and other commodity contracts	**(2,923)**	(2,338)	482	(5,081)	(1,955)	**(440)**	(365)	(25)	(780)	(239)
D Price received										
Gold income (note 2)	**5,784**	6,383	5,634	23,052	20,137	**856**	902	770	3,280	2,964
Adjusted for minority interests	**(211)**	(213)	(215)	(889)	(804)	**(32)**	(31)	(29)	(127)	(119)
	5,573	6,169	5,419	22,163	19,333	**824**	871	741	3,153	2,845
Gain on realised non-hedge derivatives (note C)	**740**	302	802	2,033	2,552	**110**	43	112	291	376
	6,313	6,472	6,221	24,196	21,885	**934**	914	853	3,444	3,221
Attributable gold sold - kg / - oz (000)	**42,278**	45,768	45,866	170,265	173,639	**1,359**	1,471	1,475	5,474	5,583
Revenue price per unit - R/kg / - $/oz	**149,312**	141,400	135,628	142,107	126,038	**687**	621	578	629	577
E Total costs										
Total cash costs (note 3)	**3,688**	3,735	3,303	13,959	11,839	**545**	528	452	1,988	1,746
Adjusted for minority interests and non-gold producing companies	**46**	(113)	6	(246)	(73)	**7**	(16)	1	(34)	(11)
Total cash costs adjusted for minority interests and non-gold producing companies	**3,734**	3,622	3,309	13,713	11,766	**552**	512	453	1,954	1,735
Retrenchment costs (note 3)	**88**	27	114	131	152	**13**	4	16	19	22
Rehabilitation and other non-cash costs (note 3)	**321**	85	(122)	445	(35)	**47**	12	(17)	65	(3)
Amortisation of tangible assets (note 3)	**1,103**	1,082	1,215	4,143	4,059	**164**	153	167	590	597
Amortisation of intangible assets (note 3)	**3**	3	4	14	13	**-**	-	-	2	2
Adjusted for minority interests and non-gold producing companies	**(42)**	(35)	(35)	(146)	(122)	**(6)**	(5)	(4)	(21)	(18)
Total production costs adjusted for minority interests and non-gold producing companies	**5,207**	4,784	4,485	18,300	15,833	**770**	676	615	2,609	2,335
Gold produced - kg / - oz (000)	**42,556**	44,611	45,697	170,365	175,253	**1,368**	1,434	1,469	5,477	5,635
Total cash cost per unit - R/kg / -$/oz	**87,744**	81,186	72,422	80,490	67,133	**404**	357	309	357	308
Total production cost per unit - R/kg / -$/oz	**122,344**	107,239	98,145	107,415	90,345	**563**	471	419	476	414
F Cash gross profit										
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (note B)	**1,309**	1,761	1,959	6,590	7,207	**195**	249	269	935	1,058
Amortisation of tangible assets (note 3)	**1,103**	1,082	1,215	4,143	4,059	**164**	153	167	590	597
Amortisation of intangible assets (note 3)	**3**	3	4	14	13	**-**	-	-	2	2
Non-cash revenues	**-**	-	(20)	3	(43)	**-**	-	(3)	-	(5)
	2,416	2,847	3,158	10,750	11,236	**358**	402	434	1,527	1,652
G EBITDA										
Operating (loss) profit	**(3,110)**	(1,393)	1,193	(2,636)	1,349	**(467)**	(232)	71	(439)	246
Amortisation of tangible assets (note 3)	**1,103**	1,082	1,215	4,143	4,059	**164**	153	167	590	597
Amortisation of intangible assets (note 3)	**3**	3	4	14	13	**-**	-	-	2	2
Impairment of tangible assets (note 5)	**5**	-	41	6	44	**1**	-	6	1	6
Impairment of intangible assets (note 5)	**7**	-	-	7	-	**1**	-	-	1	-
Loss on unrealised non-hedge derivatives and other commodity contracts (note B)	**3,663**	2,640	320	7,114	4,507	**550**	408	137	1,071	615
Share of associates' EBITDA	**3**	(2)	3	(3)	(2)	**-**	-	-	-	(1)
Discontinued operations EBITDA	**41**	(5)	(13)	30	(13)	**6**	(1)	(2)	5	(2)
Profit on disposal of assets	**78**	(48)	(321)	(56)	(378)	**12**	(7)	(46)	(7)	(54)
	1,795	2,278	2,442	8,619	9,579	**266**	322	334	1,224	1,409

Rounding of figures may result in computational discrepancies.

		Quarter ended			Year ended		Quarter ended			Year ended	
		Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Unaudited	Dec 2007 Unaudited	Dec 2006 Unaudited	Dec 2007 Unaudited	Sept 2007 Unaudited	Dec 2006 Unaudited	Dec 2007 Unaudited	Dec 2006 Unaudited
		SA Rand million					US Dollar million				
H	**Interest cover**										
	EBITDA (note G)	**1,795**	2,278	2,442	8,619	9,579	**266**	322	334	1,224	1,409
	Finance costs	**231**	230	246	880	822	**34**	32	34	125	123
	Capitalised finance costs	**25**	19	24	68	71	**4**	3	3	10	10
		256	248	270	948	893	**38**	35	37	135	133
	Interest cover - times	**7**	9	9	9	11	**7**	9	9	9	11
I	**Free cash flow**										
	Net cash inflow from operating activities	**1,268**	2,092	2,071	6,238	7,825	**188**	295	275	882	1,137
	Stay-in-business capital expenditure	**(1,222)**	(868)	(1,144)	(3,758)	(3,416)	**(179)**	(123)	(160)	(535)	(504)
		46	1,224	927	2,480	4,409	**9**	172	115	347	633

		As at Dec 2007 Unaudited	As at Sept 2007 Unaudited	As at Dec 2006 Unaudited	As at Dec 2007 Unaudited	As at Sept 2007 Unaudited	As at Dec 2006 Unaudited
		SA Rand million			US Dollar million		
J	**Net asset value - cents per share**						
	Total equity	**16,633**	19,874	21,331	**2,442**	2,893	3,047
	Number of ordinary shares in issue - million (note 9)	**282**	281	280	**282**	281	280
	Net asset value - cents per share	**5,907**	7,073	7,607	**867**	1,030	1,087
	Total equity	**16,633**	19,874	21,331	**2,442**	2,893	3,047
	Intangible assets	**(2,996)**	(3,036)	(2,909)	**(440)**	(442)	(415)
		13,637	16,838	18,422	**2,002**	2,451	2,632
	Number of ordinary shares in issue - million (note 9)	**282**	281	280	**282**	281	280
	Net tangible asset value - cents per share	**4,843**	5,992	6,569	**711**	872	939
K	**Net debt**						
	Borrowings - long-term portion	**10,441**	7,415	9,963	**1,533**	1,079	1,423
	Borrowings - short-term portion	**2,309**	4,358	413	**339**	634	59
	Total borrowings	**12,750**	11,773	10,376	**1,872**	1,713	1,482
	Cash and cash equivalents	**(3,381)**	(3,447)	(3,467)	**(496)**	(502)	(495)
	Net debt	**9,369**	8,326	6,909	**1,376**	1,211	987

Rounding of figures may result in computational discrepancies.

Development

for the quarter ended 31 December 2007

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced metres (total)	Sampled metres	Ave. channel width (cm)	gold Ave. g/t	gold Ave. cm.g/t	uranium Ave. kg/t	uranium Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	2,139	254	94.0	29.06	2,735	1.37	128.00
Kopanang Mine							
Vaal reef	7,387	558	14.0	107.63	1,496	8.19	123.00
Tau Lekoa Mine							
Ventersdorp Contact reef	2,306	468	65.0	11.03	717	0.04	4.00
Moab Khotsong Mine							
Vaal reef	4,400	570	125.0	25.04	3,138	1.16	136.00
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	184	-	-	-	-	-	-
Carbon Leader reef	2,311	112	18.0	164.29	2,875	2.11	37.00
Savuka Mine							
Carbon Leader reef	565	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,656	814	87.0	34.46	3,012	-	-
AUSTRALIA							
Sunrise Dam	768	768	-	3.19	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,940	137	260.0	6.56	-	-	-
Córrego do Sitio	1,044	548	-	2.61	-	-	-
Lamego	942	344	60.0	3.01	-	-	-
Serra Grande							
Mina III	1,159	204	100.0	2.87	-	-	-
Mina Nova	137	-	-	-	-	-	-
GHANA							
Obuasi	5,102	1,904	430.0 *	8.67	3,728	-	-

Statistics are shown in imperial units	Advanced feet (total)	Sampled feet	Ave. channel width (inches)	gold Ave. oz/t	gold Ave. ft.oz/t	uranium Ave. lb/t	uranium Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	7,018	833	37.0	0.85	2.61	2.74	8.45
Kopanang Mine							
Vaal reef	24,236	1,831	5.5	3.14	1.44	16.38	7.52
Tau Lekoa Mine							
Ventersdorp Contact reef	7,566	1,535	25.6	0.32	0.69	0.08	0.17
Moab Khotsong Mine							
Vaal reef	14,436	1,870	49.2	0.73	3.00	2.32	9.51
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	604	-	-	-	-	-	-
Carbon Leader reef	7,582	367	7.1	4.79	2.83	4.22	2.49
Savuka Mine							
Carbon Leader reef	1,854	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	11,995	2,671	34.3	1.01	2.87	-	-
						-	-
AUSTRALIA						-	-
Sunrise Dam	2,520	2,520	-	0.09	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	6,363	449	102.4	0.19	-	-	-
Córrego do Sitio	3,426	1,798	-	0.08	-	-	-
Lamego	3,091	1,129	23.6	0.09	-	-	-
Serra Grande							
Mina III	3,802	668	39.4	0.08	-	-	-
Mina Nova	451	-	-	-	-	-	-
GHANA							
Obuasi	16,738	6,247	169.3 *	0.25	3.57	-	-

* Average ore body width.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**881**	**642**	**695**	**2,535**	**128**	**91**	**97**	**361**
Vaal River								
Great Noligwa	94	56	136	261	14	8	19	37
Kopanang	111	86	101	362	16	12	14	52
Moab Khotsong	195	179	169	628	29	25	23	89
Tau Lekoa	45	25	24	113	7	4	3	16
Surface Operations	(1)	3	7	5	-	-	1	1
West Wits								
Mponeng	234	163	111	604	34	23	16	86
Savuka	24	17	5	63	4	2	1	9
TauTona	178	114	142	500	26	16	20	71
ARGENTINA	**49**	**37**	**45**	**141**	**7**	**5**	**6**	**20**
Cerro Vanguardia - Attributable 92.50%	45	34	42	130	7	5	6	18
Minorities and exploration	4	3	3	11	-	-	-	2
AUSTRALIA	**651**	**439**	**295**	**1,975**	**95**	**62**	**42**	**281**
Sunrise Dam	68	53	27	207	10	8	4	30
Boddington	580	383	258	1,752	85	54	37	249
Exploration	3	3	10	16	-	-	1	2
BRAZIL	**204**	**258**	**333**	**995**	**30**	**37**	**45**	**142**
AngloGold Ashanti Brasil Mineração	158	210	300	820	24	30	41	117
Serra Grande - Attributable 50%	22	23	15	84	3	3	2	12
Minorities, exploration and other	24	25	18	91	3	4	2	13
GHANA	**260**	**152**	**236**	**836**	**38**	**22**	**33**	**119**
Bibiani	-	-	1	-	-	-	-	-
Iduapriem	105	21	17	162	15	3	2	23
Obuasi	153	130	216	663	23	18	30	94
Minorities and exploration	2	1	2	11	-	1	1	2
GUINEA	**38**	**56**	**27**	**146**	**6**	**8**	**4**	**21**
Siguiri - Attributable 85%	32	48	23	124	5	7	3	18
Minorities and exploration	6	8	4	22	1	1	1	3
MALI	**26**	**10**	**22**	**61**	**4**	**1**	**3**	**9**
Morila - Attributable 40%	2	-	4	5	-	-	1	1
Sadiola - Attributable 38%	22	7	13	40	3	1	2	6
Yatela - Attributable 40%	2	3	5	15	-	-	1	2
NAMIBIA	**24**	**10**	**18**	**43**	**3**	**1**	**3**	**6**
Navachab	24	10	18	43	3	1	3	6
TANZANIA	**78**	**50**	**119**	**187**	**11**	**7**	**16**	**27**
Geita	78	50	119	187	11	7	16	27
USA	**33**	**54**	**29**	**161**	**5**	**8**	**4**	**23**
Cripple Creek & Victor J.V.	32	54	29	160	5	8	4	23
OTHER	**71**	**25**	**41**	**364**	**12**	**3**	**6**	**50**
ANGLOGOLD ASHANTI	**2,315**	**1,733**	**1,861**	**7,444**	**339**	**245**	**260**	**1,059**

Rounding of figures may result in computational discrepancies.

Key **operating results**

Metric	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**17,503**	**19,218**	**20,019**	**72,429**
Vaal River								
Great Noligwa	6.94	7.23	7.95	7.54	3,613	3,684	4,640	15,036
Kopanang	7.70	8.11	7.40	7.24	3,229	3,639	3,657	13,013
Moab Khotsong	9.12	7.50	6.36	7.94	726	523	411	2,081
Tau Lekoa	3.97	3.71	4.34	3.62	1,247	1,342	1,387	5,137
Surface Operations	0.46	0.47	0.57	0.49	920	931	1,072	3,903
West Wits								
Mponeng	9.26	9.51	9.69	9.50	4,223	4,824	4,595	18,260
Savuka	6.73	6.29	7.31	6.69	540	620	654	2,284
TauTona [1]	9.37	9.93	11.46	9.67	3,005	3,654	3,604	12,714
ARGENTINA					**1,597**	**1,569**	**1,346**	**6,338**
Cerro Vanguardia - Attributable 92.50%	6.88	6.79	5.51	6.88	1,597	1,569	1,346	6,338
AUSTRALIA					**4,673**	**4,766**	**4,746**	**18,675**
Sunrise Dam [2]	4.84	5.15	4.20	4.86	4,673	4,766	4,746	18,675
BRAZIL					**3,480**	**3,401**	**2,904**	**12,689**
AngloGold Ashanti Brasil Mineração [1]	7.84	7.53	7.97	7.48	2,826	2,698	2,156	9,851
Serra Grande [1] - Attributable 50%	6.65	7.67	7.69	7.21	654	704	747	2,838
GHANA					**3,998**	**4,217**	**4,411**	**16,388**
Bibiani	-	-	0.43	-	-	-	150	-
Iduapriem	1.90	1.86	1.70	1.85	1,387	1,610	1,219	5,192
Obuasi [1]	4.34	4.41	4.61	4.43	2,611	2,607	3,041	11,196
GUINEA					**2,567**	**1,886**	**2,406**	**8,715**
Siguiri [2] - Attributable 85%	1.18	0.94	1.08	1.05	2,567	1,886	2,406	8,715
MALI					**3,536**	**3,649**	**4,110**	**13,703**
Morila - Attributable 40%	3.91	3.94	3.46	3.36	1,607	1,624	1,503	5,596
Sadiola - Attributable 38%	3.00	2.92	3.44	2.76	1,252	1,089	1,546	4,366
Yatela [3] - Attributable 40%	2.60	2.66	3.88	3.46	677	936	1,061	3,742
NAMIBIA					**624**	**638**	**617**	**2,496**
Navachab	1.61	1.64	1.63	1.56	624	638	617	2,496
TANZANIA					**1,801**	**3,401**	**2,478**	**10,166**
Geita	1.46	2.54	1.73	2.01	1,801	3,401	2,478	10,166
USA					**2,778**	**1,866**	**2,661**	**8,766**
Cripple Creek & Victor J.V. [3]	0.55	0.52	0.48	0.53	2,778	1,866	2,661	8,766
ANGLOGOLD ASHANTI					**42,556**	**44,611**	**45,697**	**170,365**
Underground Operations	6.96	7.11	7.47	6.99	22,505	24,066	24,611	91,684
Surface and Dump Reclamation	0.45	0.48	0.52	0.49	1,339	1,429	1,569	6,142
Open-pit Operations	2.33	2.49	2.13	2.34	15,047	16,064	15,451	59,227
Heap Leach Operations [4]	0.70	0.66	0.73	0.73	3,665	3,052	4,066	13,312
					42,556	**44,611**	**45,697**	**170,365**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[3] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**216**	**237**	**262**	**227**	**17,432**	**20,020**	**20,307**	**72,823**
Vaal River								
Great Noligwa	177	180	234	185	3,616	3,828	4,642	15,146
Kopanang	215	239	241	215	3,230	3,756	3,655	13,099
Moab Khotsong	145	123	146	131	726	536	411	2,089
Tau Lekoa	147	156	167	153	1,248	1,389	1,390	5,168
Surface Operations	1,399	1,421	1,561	1,463	920	964	1,066	3,930
West Wits								
Mponeng	267	307	330	297	4,181	5,060	4,746	18,327
Savuka	166	188	208	176	534	650	667	2,293
TauTona	243	283	290	252	2,976	3,836	3,729	12,771
ARGENTINA	**800**	**781**	**723**	**795**	**1,092**	**1,597**	**1,325**	**5,827**
Cerro Vanguardia - Attributable 92.50%	800	781	723	795	1,092	1,597	1,325	5,827
AUSTRALIA	**3,994**	**3,968**	**2,443**	**3,977**	**4,796**	**5,036**	**4,899**	**18,581**
Sunrise Dam	4,359	4,356	4,354	4,356	4,796	5,036	4,899	18,581
BRAZIL	**671**	**656**	**626**	**628**	**3,364**	**3,370**	**2,775**	**12,657**
AngloGold Ashanti Brasil Mineração	660	625	568	587	2,706	2,656	2,095	9,679
Serra Grande - Attributable 50%	722	807	887	830	658	714	681	2,978
GHANA	**224**	**242**	**229**	**232**	**3,869**	**4,517**	**4,334**	**16,361**
Bibiani	-	-	390	-	-	-	139	-
Iduapriem	525	686	568	555	1,384	1,576	1,112	5,115
Obuasi	171	173	181	182	2,485	2,941	3,082	11,246
GUINEA	**626**	**451**	**619**	**529**	**2,661**	**1,883**	**2,402**	**8,769**
Siguiri - Attributable 85%	626	451	619	529	2,661	1,883	2,402	8,769
MALI	**893**	**965**	**1,286**	**907**	**3,597**	**3,319**	**3,972**	**13,769**
Morila - Attributable 40%	1,041	1,084	1,132	924	1,729	1,432	1,554	5,551
Sadiola - Attributable 38%	808	763	1,350	751	1,166	991	1,369	4,423
Yatela - Attributable 40%	781	1,091	1,470	1,155	701	896	1,048	3,794
NAMIBIA	**415**	**446**	**654**	**509**	**644**	**621**	**544**	**2,581**
Navachab	415	446	654	509	644	621	544	2,581
TANZANIA	**269**	**555**	**385**	**404**	**2,059**	**3,384**	**2,617**	**10,205**
Geita	269	555	385	404	2,059	3,384	2,617	10,205
USA	**2,721**	**1,796**	**2,740**	**2,160**	**2,764**	**2,022**	**2,692**	**8,692**
Cripple Creek & Victor J.V.	2,721	1,796	2,740	2,160	2,764	2,022	2,692	8,692
ANGLOGOLD ASHANTI	**342**	**361**	**372**	**349**	**42,278**	**45,768**	**45,866**	**170,265**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**87,949**	**77,247**	**62,888**	**77,372**	**120,358**	**101,922**	**88,764**	**103,224**
Vaal River								
Great Noligwa	117,918	90,339	54,393	90,817	141,474	115,763	76,424	114,220
Kopanang	71,498	69,335	61,570	69,201	94,086	87,041	76,264	88,679
Moab Khotsong	150,648	156,931	116,485	150,135	358,141	235,687	234,471	276,421
Tau Lekoa	112,042	109,485	87,829	107,016	143,944	141,342	149,979	140,507
Surface Operations	77,719	72,369	55,607	68,745	83,260	79,119	60,852	75,241
West Wits								
Mponeng	66,025	57,704	57,887	59,596	85,608	78,646	84,563	78,622
Savuka	91,613	92,349	79,339	91,089	95,552	117,212	76,223	107,676
TauTona	77,572	72,802	65,013	71,523	120,443	102,743	93,108	104,676
ARGENTINA	**67,924**	**67,033**	**80,559**	**59,533**	**93,954**	**105,906**	**129,468**	**89,617**
Cerro Vanguardia - Attributable 92.50%	67,404	66,360	79,547	58,807	93,307	105,073	128,229	88,746
AUSTRALIA	**77,570**	**64,819**	**68,984**	**70,743**	**95,297**	**85,166**	**89,091**	**89,709**
Sunrise Dam	75,697	63,541	68,640	68,951	90,855	83,003	86,512	86,866
BRAZIL	**59,734**	**56,533**	**51,246**	**58,584**	**83,294**	**90,051**	**74,790**	**82,418**
AngloGold Ashanti Brasil Mineração	54,489	50,088	45,050	52,472	79,432	86,085	68,934	77,442
Serra Grande - Attributable 50%	63,381	61,086	48,667	59,428	80,962	85,103	71,232	79,317
GHANA	**100,758**	**103,333**	**98,675**	**97,635**	**187,314**	**138,595**	**141,474**	**142,810**
Bibiani	-	-	121,324	-	-	-	(70,202)	-
Iduapriem	90,069	81,680	85,886	84,058	142,865	100,731	104,967	111,340
Obuasi	106,434	116,705	102,684	103,931	210,918	161,978	166,564	157,404
GUINEA	**95,414**	**117,785**	**89,572**	**104,741**	**137,446**	**144,592**	**136,464**	**135,063**
Siguiri - Attributable 85%	95,414	117,785	89,572	104,741	137,446	144,592	136,464	135,063
MALI	**86,769**	**78,738**	**63,526**	**78,946**	**103,609**	**90,504**	**70,492**	**92,579**
Morila - Attributable 40%	76,254	69,420	74,482	79,071	90,194	85,814	84,940	95,080
Sadiola - Attributable 38%	91,160	91,138	65,107	93,454	109,626	98,965	77,704	104,270
Yatela - Attributable 40%	119,091	87,055	51,776	72,570	139,672	95,212	45,489	85,794
NAMIBIA	**114,627**	**97,908**	**70,764**	**94,430**	**120,359**	**114,364**	**96,078**	**108,140**
Navachab	114,627	97,908	70,764	94,430	120,359	114,364	96,078	108,140
TANZANIA	**156,518**	**91,263**	**138,524**	**101,930**	**207,723**	**117,895**	**143,291**	**135,538**
Geita	156,518	91,263	138,524	101,930	207,723	117,895	143,291	135,538
USA	**63,481**	**72,627**	**64,863**	**63,403**	**86,701**	**97,560**	**89,868**	**86,639**
Cripple Creek & Victor J.V.	60,401	70,059	60,891	60,589	83,611	94,979	85,892	83,815
ANGLOGOLD ASHANTI	**87,744**	**81,186**	**72,422**	**80,490**	**122,344**	**107,239**	**98,145**	**107,415**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm			
SOUTH AFRICA	**1,023**	**1,261**	**1,382**	**4,628**	**502**	**802**	**872**	**2,845**
Vaal River								
Great Noligwa	107	193	356	762	32	105	256	434
Kopanang	246	262	255	937	180	201	201	699
Moab Khotsong	(40)	(7)	-	(52)	(151)	(48)	(43)	(274)
Tau Lekoa	44	42	59	177	6	-	(25)	10
Surface Operations	66	66	80	287	61	60	74	262
West Wits								
Mponeng	351	421	354	1,502	263	323	224	1,159
Savuka	32	31	43	117	29	15	38	79
TauTona	218	253	236	897	83	145	147	476
ARGENTINA	**98**	**118**	**63**	**513**	**58**	**77**	**(12)**	**338**
Cerro Vanguardia - Attributable 92.50%	92	110	60	479	55	73	(10)	318
Minorities and exploration	6	8	3	34	3	4	(2)	20
AUSTRALIA	**319**	**378**	**391**	**1,308**	**228**	**288**	**308**	**960**
Sunrise Dam	319	378	391	1,308	228	288	308	960
BRAZIL	**372**	**323**	**399**	**1,308**	**277**	**232**	**329**	**987**
AngloGold Ashanti Brasil Mineração	252	218	265	835	178	152	231	617
Serra Grande - Attributable 50%	59	55	80	244	48	42	62	192
Minorities and exploration	61	50	54	229	51	38	36	178
GHANA	**(56)**	**153**	**28**	**485**	**(150)**	**26**	**(108)**	**25**
Bibiani	-	-	33	-	-	-	32	-
Iduapriem	30	98	37	249	11	67	9	161
Obuasi	(86)	42	(55)	201	(160)	(52)	(159)	(165)
Minorities and exploration	-	13	13	35	(1)	11	10	29
GUINEA	**117**	**59**	**79**	**352**	**44**	**1**	**(19)**	**101**
Siguiri - Attributable 85%	92	46	60	280	28	(4)	(25)	60
Minorities and exploration	25	13	19	72	16	5	6	41
MALI	**206**	**192**	**364**	**809**	**165**	**150**	**287**	**646**
Morila - Attributable 40%	137	94	122	355	111	67	95	263
Sadiola - Attributable 38%	54	49	116	202	44	41	90	170
Yatela - Attributable 40%	15	49	127	252	10	42	103	213
NAMIBIA	**30**	**26**	**43**	**131**	**19**	**16**	**32**	**90**
Navachab	30	26	43	131	19	16	32	90
TANZANIA	**(53)**	**185**	**78**	**358**	**(110)**	**94**	**(2)**	**52**
Geita	(53)	185	78	358	(110)	94	(2)	52
USA	**247**	**168**	**226**	**742**	**190**	**109**	**167**	**518**
Cripple Creek & Victor J.V.	247	168	226	742	190	109	167	518
OTHER	**113**	**(16)**	**105**	**116**	**86**	**(34)**	**105**	**28**
ANGLOGOLD ASHANTI	**2,416**	**2,847**	**3,158**	**10,750**	**1,309**	**1,761**	**1,959**	**6,590**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					563	618	644	2,328
Vaal River								
Great Noligwa	0.202	0.211	0.232	0.220	116	118	149	483
Kopanang	0.225	0.236	0.216	0.211	104	117	118	418
Moab Khotsong	0.266	0.219	0.185	0.232	23	17	13	67
Tau Lekoa	0.116	0.108	0.127	0.106	40	43	45	165
Surface Operations	0.013	0.014	0.016	0.014	30	30	34	125
West Wits								
Mponeng	0.270	0.278	0.283	0.277	136	155	148	587
Savuka	0.196	0.184	0.213	0.195	17	20	21	73
TauTona [1]	0.273	0.290	0.334	0.282	97	117	116	409
ARGENTINA					51	50	43	204
Cerro Vanguardia - Attributable 92.50%	0.201	0.198	0.161	0.201	51	50	43	204
AUSTRALIA					150	153	153	600
Sunrise Dam [2]	0.141	0.150	0.123	0.142	150	153	153	600
BRAZIL					112	109	93	408
AngloGold Ashanti Brasil Mineração [1]	0.229	0.220	0.232	0.218	91	87	69	317
Serra Grande [1] - Attributable 50%	0.194	0.224	0.224	0.210	21	23	24	91
GHANA					129	136	142	527
Bibiani	-	-	0.013	-	-	-	5	-
Iduapriem	0.055	0.054	0.049	0.054	45	52	39	167
Obuasi [1]	0.126	0.129	0.134	0.129	84	84	98	360
GUINEA					83	61	77	280
Siguiri [2] - Attributable 85%	0.034	0.027	0.032	0.031	83	61	77	280
MALI					114	117	132	441
Morila - Attributable 40%	0.114	0.115	0.101	0.098	52	52	48	180
Sadiola - Attributable 38%	0.087	0.085	0.100	0.081	40	35	50	140
Yatela [3] - Attributable 40%	0.076	0.078	0.113	0.101	22	30	34	120
NAMIBIA					20	21	20	80
Navachab	0.047	0.048	0.048	0.046	20	21	20	80
TANZANIA					58	109	80	327
Geita	0.043	0.074	0.050	0.059	58	109	80	327
USA					89	60	86	282
Cripple Creek & Victor J.V. [3]	0.016	0.015	0.014	0.016	89	60	86	282
ANGLOGOLD ASHANTI					1,368	1,434	1,469	5,477
Undergound Operations	0.203	0.207	0.218	0.204	723	774	791	2,948
Surface and Dump Reclamation	0.013	0.014	0.015	0.014	43	46	50	197
Open-pit Operations	0.068	0.073	0.062	0.068	484	516	497	1,904
Heap leach Operations [4]	0.021	0.019	0.021	0.021	118	98	131	428
					1,368	1,434	1,469	5,477

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[3] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**6.95**	**7.62**	**8.43**	**7.31**	**560**	**644**	**653**	**2,341**
Vaal River								
Great Noligwa	5.70	5.79	7.53	5.95	116	123	149	487
Kopanang	6.92	7.69	7.74	6.93	104	121	118	421
Moab Khotsong	4.66	3.95	4.68	4.22	23	17	13	67
Tau Lekoa	4.72	5.03	5.36	4.93	40	45	45	166
Surface Operations	44.98	45.67	50.20	47.05	30	31	34	126
West Wits								
Mponeng	8.58	9.88	10.62	9.56	134	163	153	589
Savuka	5.33	6.03	6.68	5.65	17	21	21	74
TauTona	7.80	9.11	9.31	8.11	96	123	120	411
ARGENTINA	**25.71**	**25.12**	**23.24**	**25.57**	**35**	**51**	**43**	**187**
Cerro Vanguardia - Attributable 92.50%	25.71	25.12	23.24	25.57	35	51	43	187
AUSTRALIA	**128.41**	**127.58**	**78.54**	**127.85**	**154**	**162**	**158**	**597**
Sunrise Dam	140.15	140.06	140.00	140.05	154	162	158	597
BRAZIL	**21.57**	**21.08**	**20.11**	**20.20**	**108**	**108**	**89**	**407**
AngloGold Ashanti Brasil Mineração	21.23	20.10	18.25	18.88	87	85	67	311
Serra Grande - Attributable 50%	23.21	25.95	28.50	26.67	21	23	22	96
GHANA	**7.19**	**7.77**	**7.35**	**7.44**	**124**	**145**	**139**	**526**
Bibiani	-	-	12.54	-	-	-	4	-
Iduapriem	16.87	22.04	18.27	17.85	44	51	36	164
Obuasi	5.51	5.55	5.83	5.86	80	95	99	362
GUINEA	**20.13**	**14.49**	**19.89**	**17.01**	**86**	**61**	**77**	**282**
Siguiri - Attributable 85%	20.13	14.49	19.89	17.01	86	61	77	282
MALI	**28.71**	**31.02**	**41.35**	**29.17**	**116**	**107**	**128**	**443**
Morila - Attributable 40%	33.47	34.87	36.39	29.71	56	46	50	178
Sadiola - Attributable 38%	25.98	24.54	43.40	24.15	37	32	44	142
Yatela - Attributable 40%	25.10	35.07	47.25	37.14	23	29	34	122
NAMIBIA	**13.34**	**14.34**	**21.04**	**16.35**	**21**	**20**	**17**	**83**
Navachab	13.34	14.34	21.04	16.35	21	20	17	83
TANZANIA	**8.66**	**17.84**	**12.38**	**12.98**	**66**	**109**	**84**	**328**
Geita	8.66	17.84	12.38	12.98	66	109	84	328
USA	**87.48**	**57.74**	**88.10**	**69.45**	**89**	**65**	**87**	**279**
Cripple Creek & Victor J.V.	87.48	57.74	88.10	69.45	89	65	87	279
ANGLOGOLD ASHANTI	**10.99**	**11.62**	**11.97**	**11.23**	**1,359**	**1,471**	**1,475**	**5,474**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
US Dollar / Imperial	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**405**	**340**	**268**	**343**	**554**	**448**	**379**	**458**
Vaal River								
Great Noligwa	543	397	232	403	651	509	326	507
Kopanang	329	305	262	307	433	383	325	393
Moab Khotsong	693	691	498	668	1,640	1,037	1,006	1,234
Tau Lekoa	516	482	373	474	663	622	640	622
Surface Operations	357	318	237	305	383	348	259	333
West Wits								
Mponeng	304	254	247	264	394	346	361	348
Savuka	422	406	339	403	441	516	324	476
TauTona	357	320	277	317	554	452	397	464
ARGENTINA	**312**	**294**	**344**	**264**	**432**	**465**	**554**	**397**
Cerro Vanguardia - Attributable 92.50%	310	291	340	261	429	462	549	394
AUSTRALIA	**357**	**285**	**295**	**313**	**438**	**374**	**380**	**397**
Sunrise Dam	348	279	293	306	418	365	369	385
BRAZIL	**275**	**248**	**218**	**260**	**383**	**396**	**318**	**365**
AngloGold Ashanti Brasil Mineração	251	220	192	233	366	378	293	344
Serra Grande - Attributable 50%	292	268	207	263	372	374	304	351
GHANA	**463**	**454**	**420**	**432**	**859**	**609**	**604**	**634**
Bibiani	-	-	508	-	-	-	(315)	-
Iduapriem	414	359	366	373	655	443	446	495
Obuasi	489	513	437	459	967	712	713	698
GUINEA	**439**	**518**	**383**	**464**	**632**	**636**	**584**	**599**
Siguiri - Attributable 85%	439	518	383	464	632	636	584	599
MALI	**399**	**346**	**271**	**350**	**476**	**398**	**300**	**410**
Morila - Attributable 40%	351	305	317	350	415	377	361	421
Sadiola - Attributable 38%	419	400	277	414	504	435	331	462
Yatela - Attributable 40%	547	383	222	322	642	419	195	381
NAMIBIA	**527**	**431**	**303**	**419**	**554**	**503**	**412**	**479**
Navachab	527	431	303	419	554	503	412	479
TANZANIA	**722**	**401**	**586**	**452**	**956**	**518**	**605**	**601**
Geita	722	401	586	452	956	518	605	601
USA	**291**	**320**	**276**	**282**	**398**	**430**	**383**	**385**
Cripple Creek & Victor J.V.	277	308	259	269	384	418	366	372
ANGLOGOLD ASHANTI	**404**	**357**	**309**	**357**	**563**	**471**	**419**	**476**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007	Quarter ended December 2007	Quarter ended September 2007	Quarter ended December 2006	Year ended December 2007
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m			
SOUTH AFRICA	**151**	**178**	**188**	**657**	**74**	**113**	**118**	**403**
Vaal River								
Great Noligwa	16	27	49	108	5	15	35	61
Kopanang	36	37	35	133	27	28	27	99
Moab Khotsong	(6)	(1)	-	(8)	(22)	(7)	(6)	(40)
Tau Lekoa	7	6	8	25	1	-	(3)	1
Surface Operations	10	9	11	41	9	8	10	37
West Wits								
Mponeng	52	59	48	214	39	46	30	165
Savuka	5	4	6	17	4	2	5	11
TauTona	32	36	32	128	12	21	20	67
ARGENTINA	**15**	**17**	**9**	**73**	**9**	**11**	**(2)**	**48**
Cerro Vanguardia - Attributable 92.50%	14	16	8	68	8	10	(1)	45
Minorities and exploration	1	1	1	5	1	1	(1)	3
AUSTRALIA	**47**	**53**	**54**	**186**	**34**	**41**	**43**	**137**
Sunrise Dam	47	53	54	186	34	41	43	137
BRAZIL	**55**	**46**	**55**	**186**	**41**	**33**	**45**	**141**
AngloGold Ashanti Brasil Mineração	37	31	36	119	26	21	32	88
Serra Grande - Attributable 50%	9	8	11	35	7	6	8	27
Minorities and exploration	9	7	8	32	8	6	5	26
GHANA	**(8)**	**22**	**4**	**68**	**(22)**	**4**	**(15)**	**3**
Bibiani	-	-	5	-	-	-	4	-
Iduapriem	5	14	5	35	2	9	1	23
Obuasi	(12)	6	(8)	28	(23)	(7)	(22)	(24)
Minorities and exploration	(1)	2	2	5	(1)	2	2	4
GUINEA	**17**	**8**	**11**	**50**	**7**	**-**	**(2)**	**14**
Siguiri - Attributable 85%	14	7	8	40	4	(1)	(3)	9
Minorities and exploration	3	1	3	10	3	1	1	5
MALI	**30**	**27**	**50**	**115**	**24**	**21**	**39**	**92**
Morila - Attributable 40%	20	13	17	51	16	9	13	38
Sadiola - Attributable 38%	8	7	16	29	7	6	12	24
Yatela - Attributable 40%	2	7	17	35	1	6	14	30
NAMIBIA	**4**	**4**	**6**	**19**	**3**	**2**	**4**	**13**
Navachab	4	4	6	19	3	2	4	13
TANZANIA	**(8)**	**26**	**11**	**50**	**(16)**	**13**	**-**	**6**
Geita	(8)	26	11	50	(16)	13	-	6
USA	**36**	**24**	**31**	**106**	**28**	**15**	**23**	**74**
Cripple Creek & Victor J.V.	36	24	31	106	28	15	23	74
OTHER	**19**	**(3)**	**15**	**17**	**13**	**(4)**	**16**	**4**
ANGLOGOLD ASHANTI	**358**	**402**	**434**	**1,527**	**195**	**249**	**269**	**935**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA				Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		91	96	99	359	982	1,029	1,062	3,861
Milled	- 000 tonnes	/ - 000 tons		521	509	584	1,995	574	561	644	2,199
Yield	- g/t	/ - oz/t		6.94	7.23	7.95	7.54	0.202	0.211	0.232	0.220
Gold produced	- kg	/ - oz (000)		3,613	3,684	4,640	15,036	116	118	149	483
Gold sold	- kg	/ oz (000)		3,616	3,828	4,642	15,146	116	123	149	487
Price received	- R/kg	/ - $/oz	- sold	150,200	142,200	131,409	142,595	691	625	559	631
Total cash costs	- R	/ - $	- ton milled	818	653	432	685	110	84	54	89
	- R/kg	/ - $/oz	- produced	117,918	90,339	54,393	90,817	543	397	232	403
Total production costs	- R/kg	/ - $/oz	- produced	141,474	115,763	76,424	114,220	651	509	326	507
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		238	236	280	232	7.64	7.58	9.01	7.45
Actual	- g	/ - oz		177	180	234	185	5.70	5.79	7.53	5.95
Target	- m^2	/ - ft^2		5.25	5.21	5.70	5.09	56.47	56.04	61.35	54.74
Actual	- m^2	/ - ft^2		4.48	4.68	4.98	4.41	48.19	50.34	53.61	47.52
FINANCIAL RESULTS (MILLION)											
Gold income				467	530	546	2,034	69	75	74	289
Cost of sales				512	440	354	1,726	76	62	49	246
Cash operating costs				424	331	251	1,359	63	47	34	194
Other cash costs				2	1	2	6	-	-	-	1
Total cash costs				426	333	252	1,366	63	47	35	195
Retrenchment costs				3	3	4	12	1	-	1	2
Rehabilitation and other non-cash costs				6	2	(2)	12	1	-	-	2
Production costs				436	338	254	1,389	64	48	35	198
Amortisation of tangible assets				75	89	100	328	11	13	14	47
Inventory change				-	13	-	8	-	2	-	1
				(45)	90	192	309	(7)	13	26	43
Realised non-hedge derivatives				76	15	64	125	11	2	9	18
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				32	105	256	434	5	15	35	61
Capital expenditure				94	56	136	261	14	8	19	37

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	114	114	129	456	1,224	1,224	1,391	4,912
Milled	- 000 tonnes	/ - 000 tons	419	449	494	1,797	462	495	545	1,981
Yield	- g/t	/ - oz/t	7.70	8.11	7.40	7.24	0.225	0.236	0.216	0.211
Gold produced	- kg	/ - oz (000)	3,229	3,639	3,657	13,013	104	117	118	418
Gold sold	- kg	/ oz (000)	3,230	3,756	3,655	13,099	104	121	118	421
Price received	- R/kg	/ - $/oz - sold	149,746	140,599	131,218	141,917	689	617	558	629
Total cash costs	- R	/ - $ - ton milled	550	562	455	501	74	72	57	65
	- R/kg	/ - $/oz - produced	71,498	69,335	61,570	69,201	329	305	262	307
Total production costs	- R/kg	/ - $/oz - produced	94,086	87,041	76,264	88,679	433	383	325	393
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	238	239	240	239	7.65	7.69	7.71	7.68
Actual	- g	/ - oz	215	239	241	215	6.92	7.69	7.74	6.93
Target	- m²	/ - ft²	7.70	7.63	7.75	7.68	82.83	82.08	83.40	82.62
Actual	- m²	/ - ft²	7.58	7.47	8.50	7.55	81.64	80.44	91.53	81.31
FINANCIAL RESULTS (MILLION)										
Gold income			416	523	430	1,759	62	74	59	250
Cost of sales			304	327	279	1,160	45	46	38	165
Cash operating costs			229	251	224	895	34	35	31	127
Other cash costs			2	1	1	5	-	-	-	1
Total cash costs			231	252	225	901	34	36	31	128
Retrenchment costs			2	2	2	7	-	-	-	1
Rehabilitation and other non-cash costs			4	1	(3)	9	1	-	-	1
Production costs			238	256	224	916	35	36	31	130
Amortisation of tangible assets			66	61	55	238	10	9	8	34
Inventory change			-	10	-	6	-	1	-	1
			113	196	151	599	17	28	20	85
Realised non-hedge derivatives			67	6	50	100	10	1	7	15
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			180	201	201	699	27	28	27	99
Capital expenditure			111	86	101	362	16	12	14	52

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
MOAB KHOTSONG			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m^2	/ - 000 ft^2	11	11	9	36	119	116	95	383
Milled	- 000 tonnes	/ - 000 tons	80	70	65	262	88	77	71	289
Yield	- g/t	/ - oz/t	9.12	7.50	6.36	7.94	0.266	0.219	0.185	0.232
Gold produced	- kg	/ - oz (000)	726	523	411	2,081	23	17	13	67
Gold sold	- kg	/ - oz (000)	726	536	411	2,089	23	17	13	67
Price received	- R/kg	/ - $/oz - sold	150,043	144,267	131,193	144,503	690	633	558	643
Total cash costs	- R	/ - $ - ton milled	1,373	1,177	740	1,193	184	151	92	155
	- R/kg	/ - $/oz - produced	150,648	156,931	116,485	150,135	693	691	498	668
Total production costs	- R/kg	/ - $/oz - produced	358,141	235,687	234,471	276,421	1,640	1,037	1,006	1,234
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	190	182	162	157	6.10	5.86	5.21	5.04
Actual	- g	/ - oz	145	123	146	131	4.66	3.95	4.68	4.22
Target	- m^2	/ - ft^2	3.59	3.39	3.20	3.15	38.64	36.44	34.44	33.93
Actual	- m^2	/ - ft^2	2.21	2.53	3.13	2.24	23.83	27.24	33.71	24.15
FINANCIAL RESULTS (MILLION)										
Gold income			94	74	48	278	14	10	7	40
Cost of sales			260	125	96	576	38	18	13	83
Cash operating costs			109	82	47	311	16	12	7	44
Other cash costs			1	-	-	2	-	-	-	-
Total cash costs			109	82	48	312	16	12	7	45
Retrenchment costs			-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs			39	-	6	39	6	-	1	6
Production costs			148	83	54	353	22	12	7	51
Amortisation of tangible assets			112	41	42	223	16	6	6	32
Inventory change			-	2	-	1	-	-	-	-
			(166)	(51)	(48)	(298)	(24)	(7)	(7)	(43)
Realised non-hedge derivatives			15	4	6	24	2	1	1	3
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(151)	(48)	(43)	(274)	(22)	(7)	(6)	(40)
Capital expenditure			195	179	169	628	29	25	23	89

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	62	71	66	272	669	765	706	2,929
Milled	- 000 tonnes	/	- 000 tons	314	361	319	1,417	347	398	352	1,562
Yield	- g/t	/	- oz/t	3.97	3.71	4.34	3.62	0.116	0.108	0.127	0.106
Gold produced	- kg	/	- oz (000)	1,247	1,342	1,387	5,137	40	43	45	165
Gold sold	- kg	/	oz (000)	1,248	1,389	1,390	5,168	40	45	45	166
Price received	- R/kg	/	- $/oz - sold	149,084	141,524	132,090	142,391	686	622	561	630
Total cash costs	- R	/	- $ - ton milled	444	407	382	388	60	52	47	50
	- R/kg	/	- $/oz - produced	112,042	109,485	87,829	107,016	516	482	373	474
Total production costs	- R/kg	/	- $/oz - produced	143,944	141,342	149,979	140,507	663	622	640	622
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	168	163	117	164	5.42	5.24	3.76	5.26
Actual	- g	/	- oz	147	156	167	153	4.72	5.03	5.36	4.93
Target	- m²	/	- ft²	8.69	8.67	5.44	8.69	93.59	93.35	58.60	93.53
Actual	- m²	/	- ft²	7.32	8.28	7.88	8.12	78.83	89.13	84.84	87.38
FINANCIAL RESULTS (MILLION)											
Gold income				161	193	164	693	24	27	22	98
Cost of sales				180	196	208	725	27	28	29	103
Cash operating costs				139	146	121	547	21	21	17	78
Other cash costs				1	1	1	3	-	-	-	-
Total cash costs				140	147	122	550	21	21	17	78
Retrenchment costs				1	-	1	3	-	-	-	-
Rehabilitation and other non-cash costs				1	-	2	1	-	-	-	-
Production costs				142	148	125	555	21	21	17	79
Amortisation of tangible assets				38	42	83	167	6	6	11	24
Inventory change				-	7	-	4	-	1	-	1
				(19)	(4)	(44)	(32)	(3)	(1)	(6)	(5)
Realised non-hedge derivatives				25	4	20	43	4	1	3	6
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				6	-	(25)	10	1	-	(3)	1
Capital expenditure				45	25	24	113	7	4	3	16

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

				Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		2,005	1,975	1,895	7,994	2,210	2,177	2,089	8,811
Yield	- g/t	/ - oz/t		0.46	0.47	0.57	0.49	0.013	0.014	0.016	0.014
Gold produced	- kg	/ - oz (000)		920	931	1,072	3,903	30	30	34	125
Gold sold	- kg	/ - oz (000)		920	964	1,066	3,930	30	31	34	126
Price received	- R/kg	/ - $/oz	- sold	149,188	140,890	130,842	141,701	686	619	557	627
Total cash costs	- R	/ - $	- ton milled	36	34	31	34	5	4	4	4
	- R/kg	/ - $/oz	- produced	77,719	72,369	55,607	68,745	357	318	237	305
Total production costs	- R/kg	/ - $/oz	- produced	83,260	79,119	60,852	75,241	383	348	259	333
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,282	1,243	1,166	1,283	41.23	39.96	37.48	41.27
Actual	- g	/ - oz		1,399	1,421	1,561	1,463	44.98	45.67	50.20	47.05
FINANCIAL RESULTS (MILLION)											
Gold income				119	134	125	523	18	19	17	74
Cost of sales				77	76	65	295	11	11	9	42
Cash operating costs				71	67	60	268	11	10	8	38
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				71	67	60	268	11	10	8	38
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				71	67	60	268	11	10	8	38
Amortisation of tangible assets				5	6	6	25	1	1	1	4
Inventory change				-	3	-	2	-	-	-	-
				42	58	59	228	6	8	8	32
Realised non-hedge derivatives				19	2	15	34	3	-	2	5
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				61	60	74	262	9	8	10	37
Capital expenditure				(1)	3	7	5	-	-	1	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	76	98	93	354	816	1,054	1,003	3,810
Milled	- 000 tonnes	/ - 000 tons	456	507	474	1,922	503	559	523	2,118
Yield	- g/t	/ - oz/t	9.26	9.51	9.69	9.50	0.270	0.278	0.283	0.277
Gold produced	- kg	/ - oz (000)	4,223	4,824	4,595	18,260	136	155	148	587
Gold sold	- kg	/ - oz (000)	4,181	5,060	4,746	18,327	134	163	153	589
Price received	- R/kg	/ - $/oz - sold	148,341	142,393	131,041	141,855	682	626	556	628
Total cash costs	- R	/ - $ - ton milled	611	549	561	566	82	70	70	73
	- R/kg	/ - $/oz - produced	66,025	57,704	57,887	59,596	304	254	247	264
Total production costs	- R/kg	/ - $/oz - produced	85,608	78,646	84,563	78,622	394	346	361	348
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	295	277	299	277	9.49	8.90	9.61	8.89
Actual	- g	/ - oz	267	307	330	297	8.58	9.88	10.62	9.56
Target	- m²	/ - ft²	5.81	5.77	6.36	5.64	62.53	62.07	68.41	60.73
Actual	- m²	/ - ft²	4.79	6.24	6.70	5.76	51.58	67.17	72.10	62.04
FINANCIAL RESULTS (MILLION)										
Gold income			564	714	558	2,497	83	101	76	355
Cost of sales			357	397	398	1,440	53	56	54	205
Cash operating costs			277	277	264	1,082	41	39	36	154
Other cash costs			2	2	2	6	-	-	-	1
Total cash costs			279	278	266	1,088	41	39	36	155
Retrenchment costs			1	2	1	6	-	-	-	1
Rehabilitation costs			(6)	2	(8)	(2)	(1)	-	(1)	-
Production costs			274	282	259	1,093	41	40	35	156
Amortisation of tangible assets			88	97	129	343	13	14	18	49
Inventory change			(4)	18	9	5	(1)	3	1	1
			207	317	161	1,056	31	45	21	150
Realised non-hedge derivatives			56	6	63	103	8	1	9	15
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			263	323	224	1,159	39	46	30	165
Capital expenditure			234	163	111	604	34	23	16	86

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	17	21	19	70	179	227	206	759
Milled	- 000 tonnes	/ - 000 tons	80	99	89	341	89	109	99	376
Yield	- g/t	/ - oz/t	6.73	6.29	7.31	6.69	0.196	0.184	0.213	0.195
Gold produced	- kg	/ - oz (000)	540	620	654	2,284	17	20	21	73
Gold sold	- kg	/ - oz (000)	534	650	667	2,293	17	21	21	74
Price received	- R/kg	/ - $/oz - sold	149,550	140,823	133,464	141,984	688	619	568	628
Total cash costs	- R	/ - $ - ton milled	616	581	580	609	83	75	72	79
	- R/kg	/ - $/oz - produced	91,613	92,349	79,339	91,089	422	406	339	403
Total production costs	- R/kg	/ - $/oz - produced	95,552	117,212	76,223	107,676	441	516	324	476
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	127	129	-	155	4.09	4.15	-	4.98
Actual	- g	/ - oz	166	188	208	176	5.33	6.03	6.68	5.65
Target	- m²	/ - ft²	5.89	5.90	-	5.82	63.43	63.55	-	62.64
Actual	- m²	/ - ft²	5.09	6.38	6.10	5.42	54.84	68.65	65.62	58.39
FINANCIAL RESULTS (MILLION)										
Gold income			72	92	79	313	11	13	11	45
Cost of sales			51	76	51	246	8	11	7	35
Cash operating costs			49	57	52	207	7	8	7	29
Other cash costs			-	-	-	1	-	-	-	-
Total cash costs			49	57	52	208	7	8	7	30
Retrenchment costs			-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs			(1)	-	(7)	-	-	-	(1)	-
Production costs			49	57	45	208	7	8	6	30
Amortisation of tangible assets			3	15	4	38	-	2	1	5
Inventory change			(1)	4	1	1	-	-	-	-
			21	16	28	67	3	2	4	9
Realised non-hedge derivatives			8	(1)	10	12	1	-	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			29	15	38	79	4	2	5	11
Capital expenditure			24	17	5	63	4	2	1	9

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	41	61	57	205	438	657	618	2,208
Milled	- 000 tonnes	/ - 000 tons	315	363	308	1,290	347	400	339	1,422
Yield	- g/t	/ - oz/t	9.37	9.93	11.46	9.67	0.273	0.290	0.334	0.282
Gold produced	- kg	/ - oz (000)	2,946	3,604	3,526	12,473	95	116	113	401
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	148	120	172	555	163	132	189	612
Yield	- g/t	/ - oz/t	0.40	0.41	0.45	0.43	0.012	0.012	0.013	0.013
Gold produced	- kg	/ - oz (000)	59	50	78	241	2	2	2	8
TOTAL										
Yield [1]	- g/t	/ - oz/t	9.37	9.93	11.46	9.67	0.273	0.290	0.334	0.282
Gold produced	- kg	/ - oz (000)	3,005	3,654	3,604	12,714	97	117	116	409
Gold sold	- kg	/ - oz (000)	2,976	3,836	3,729	12,771	96	123	120	411
Price received	- R/kg	/ - $/oz - sold	148,121	140,794	131,779	141,775	682	619	559	627
Total cash costs	- R	/ - $ - ton milled	504	551	489	493	68	71	61	64
	- R/kg	/ - $/oz - produced	77,572	72,802	65,013	71,523	357	320	277	317
Total production costs	- R/kg	/ - $/oz - produced	120,443	102,743	93,108	104,676	554	452	397	464
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	316	320	356	328	10.17	10.28	11.45	10.54
Actual	- g	/ - oz	243	283	290	252	7.80	9.11	9.31	8.11
Target	- m²	/ - ft²	5.36	5.44	5.71	5.45	57.65	58.55	61.43	58.64
Actual	- m²	/ - ft²	3.28	4.73	4.61	4.07	35.35	50.91	49.64	43.81
FINANCIAL RESULTS (MILLION)										
Gold income			399	545	440	1,746	59	77	60	248
Cost of sales			358	395	345	1,335	53	56	47	190
Cash operating costs			231	265	233	904	34	37	32	129
Other cash costs			2	1	1	5	-	-	-	1
Total cash costs			233	266	234	909	35	38	32	130
Retrenchment costs			1	1	1	5	-	-	-	1
Rehabilitation and other non-cash costs			(7)	1	11	(4)	(1)	-	2	(1)
Production costs			227	268	246	910	34	38	34	130
Amortisation of tangible assets			135	107	89	421	20	15	12	60
Inventory change			(4)	19	9	4	(1)	3	1	1
			41	150	95	411	6	21	13	58
Realised non-hedge derivatives			42	(5)	52	65	6	(1)	7	9
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			83	145	147	476	12	21	20	67
Capital expenditure			178	114	142	500	26	16	20	71

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
CERRO VANGUARDIA - Atrributable 92.50%			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	6,222	5,893	6,341	22,723	6,859	6,496	6,990	25,048
Treated	- 000 tonnes	/ - 000 tons	232	231	244	922	256	255	269	1,016
Stripping ratio	- t (mined total-mined ore) / t mined ore		25.14	24.81	26.88	23.08	25.14	24.81	26.88	23.08
Yield	- g/t	/ - oz/t	6.88	6.79	5.51	6.88	0.201	0.198	0.161	0.201
Gold in ore	- kg	/ - oz (000)	1,675	1,672	1,423	6,677	54	54	46	215
Gold produced	- kg	/ - oz (000)	1,597	1,569	1,346	6,338	51	50	43	204
Gold sold	- kg	/ - oz (000)	1,092	1,597	1,325	5,827	35	51	43	187
Price received	- R/kg	/ - $/oz - sold	142,712	142,452	105,682	140,720	660	626	450	621
Total cash costs	- R/kg	/ - $/oz - produced	67,404	66,360	79,547	58,807	310	291	340	261
Total production costs	- R/kg	/ - $/oz - produced	93,307	105,073	128,229	88,746	429	462	549	394
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	810	781	918	785	26.03	25.10	29.51	25.24
Actual	- g	/ - oz	800	781	723	795	25.71	25.12	23.24	25.57
FINANCIAL RESULTS (MILLION)										
Gold income			184	252	162	914	27	36	22	130
Cost of sales			105	160	159	524	16	23	22	75
Cash operating costs			91	83	91	293	13	12	12	42
Other cash costs			17	21	16	79	2	3	2	11
Total cash costs			108	104	107	373	16	15	15	53
Rehabilitation and other non-cash costs			5	23	(4)	29	1	3	(1)	4
Production costs			112	127	103	402	17	18	14	57
Amortisation of tangible assets			37	38	69	161	5	5	10	23
Inventory change			(44)	(5)	(14)	(38)	(6)	(1)	(2)	(6)
			78	92	3	390	12	13	-	55
Realised non-hedge derivatives			(23)	(19)	(13)	(72)	(3)	(3)	(2)	(10)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			55	73	(10)	318	8	10	(1)	45
Capital expenditure			45	34	42	130	7	5	6	18

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	104	99	98	381	114	110	108	420
Treated	- 000 tonnes	/ - 000 tons	116	126	72	431	128	139	79	475
Yield	- g/t	/ - oz/t	4.92	4.46	7.74	5.74	0.143	0.130	0.226	0.167
Gold produced	- kg	/ - oz (000)	572	563	557	2,472	18	18	18	79
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	2,242	1,501	2,018	6,825	2,933	1,963	2,639	8,927
Treated	- 000 tonnes	/ - 000 tons	847	816	997	3,332	934	900	1,099	3,673
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.05	1.11	3.36	2.07	4.05	1.11	3.36	2.07
Yield	- g/t	/ - oz/t	4.84	5.15	4.20	4.86	0.141	0.150	0.123	0.142
Gold produced	- kg	/ - oz (000)	4,101	4,203	4,189	16,203	132	135	135	521
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.84	5.15	4.20	4.86	0.141	0.150	0.123	0.142
Gold produced	- kg	/ - oz (000)	4,673	4,766	4,746	18,675	150	153	153	600
Gold sold	- kg	/ - oz (000)	4,796	5,036	4,899	18,581	154	162	158	597
Price received	- R/kg	/ - $/oz - sold	150,439	140,681	144,920	142,785	693	619	625	633
Total cash costs	- R/kg	/ - $/oz - produced	75,697	63,541	68,640	68,951	348	279	293	306
Total production costs	- R/kg	/ - $/oz - produced	90,855	83,003	86,512	86,866	418	365	369	385
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	4,715	4,753	3,786	4,671	151.58	152.80	121.72	150.17
Actual	- g	/ - oz	4,359	4,356	4,354	4,356	140.15	140.06	140.00	140.05
FINANCIAL RESULTS (MILLION)										
Gold income			684	715	620	2,441	101	101	86	348
Cost of sales			494	421	402	1,693	73	60	55	241
Cash operating costs			333	283	308	1,214	49	40	42	173
Other cash costs			21	19	17	73	3	3	2	10
Total cash costs			354	303	326	1,288	52	43	45	183
Rehabilitation and other non-cash costs			(20)	2	1	(14)	(3)	-	-	(2)
Production costs			334	305	327	1,274	49	43	45	181
Amortisation of tangible assets			91	90	84	348	13	13	11	50
Inventory change			69	25	(8)	71	10	4	(1)	10
			191	294	218	748	28	42	30	107
Realised non-hedge derivatives			37	(6)	90	212	6	(1)	13	30
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			228	288	308	960	34	41	43	137
Capital expenditure			68	53	27	207	10	8	4	30

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO		Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	332	331	251	1,192	366	364	276	1,314
Treated	- 000 tonnes / - 000 tons	334	325	233	1,210	368	358	257	1,334
Yield	- g/t / - oz/t	7.84	7.53	7.97	7.48	0.229	0.220	0.232	0.218
Gold produced	- kg / - oz (000)	2,616	2,447	1,855	9,047	84	79	60	291
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	1,253	1,514	873	5,148	1,382	1,669	963	5,674
Placed [1]	- 000 tonnes / - 000 tons	51	66	57	203	56	73	63	223
Stripping ratio	- t (mined total-mined ore) / t mined ore	24.11	21.95	14.25	24.44	24.11	21.95	14.25	24.44
Yield [2]	- g/t / - oz/t	4.28	3.67	4.73	4.15	0.125	0.107	0.138	0.121
Gold placed [3]	- kg / - oz (000)	217	242	270	840	7	8	9	27
Gold produced	- kg / - oz (000)	210	250	302	804	7	8	10	26
TOTAL									
Yield [4]	- g/t / - oz/t	7.84	7.53	7.97	7.48	0.229	0.220	0.232	0.218
Gold produced	- kg / - oz (000)	2,826	2,698	2,156	9,851	91	87	69	317
Gold sold	- kg / - oz (000)	2,706	2,656	2,095	9,679	87	85	67	311
Price received	- R/kg / - $/oz - sold	149,078	141,046	174,394	142,718	686	620	746	633
Total cash costs	- R/kg / - $/oz - produced	54,489	50,088	45,050	52,472	251	220	192	233
Total production costs	- R/kg / - $/oz - produced	79,432	86,085	68,934	77,442	366	378	293	344
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	719	727	620	607	23.10	23.36	19.94	19.52
Actual	- g / - oz	660	625	568	587	21.23	20.10	18.25	18.88
FINANCIAL RESULTS (MILLION)									
Gold income		303	339	281	1,165	45	48	38	166
Cost of sales		225	223	134	765	33	32	18	109
Cash operating costs		149	131	94	501	22	18	13	71
Other cash costs		5	4	3	16	1	1	-	2
Total cash costs		154	135	97	517	23	19	13	74
Rehabilitation and other non-cash costs		(3)	30	18	28	-	4	2	4
Production costs		151	166	115	545	22	23	16	78
Amortisation of tangible assets		74	67	34	218	11	9	5	31
Inventory change		1	(9)	(14)	2	-	(1)	(2)	-
		78	116	147	401	12	16	20	57
Realised non-hedge derivatives		100	36	84	216	15	5	12	31
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		178	152	231	617	26	21	32	88
Capital expenditure		158	210	300	820	24	30	41	117

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	93	94	99	367	103	104	110	405
Treated	- 000 tonnes	/ - 000 tons	82	86	97	372	90	95	107	410
Yield	- g/t	/ - oz/t	6.65	7.67	7.69	7.21	0.194	0.224	0.224	0.210
Gold produced	- kg	/ - oz (000)	542	660	747	2,682	17	21	24	86
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	139	165	-	304	153	182	-	335
Treated	- 000 tonnes	/ - 000 tons	19	19	-	37	21	20	-	41
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.44	7.63	-	7.54	7.44	7.63	-	7.54
Yield	- g/t	/ - oz/t	6.02	2.36	-	4.19	0.176	0.069	-	0.122
Gold in ore	- kg	/ - oz (000)	120	49	-	168	4	2	-	5
Gold produced	- kg	/ - oz (000)	112	44	-	156	4	1	-	5
TOTAL										
Yield [1]	- g/t	/ - oz/t	6.65	7.67	7.69	7.21	0.194	0.224	0.224	0.210
Gold produced	- kg	/ - oz (000)	654	704	747	2,838	21	23	24	91
Gold sold	- kg	/ - oz (000)	658	714	681	2,978	21	23	22	96
Price received	- R/kg	/ - $/oz - sold	149,562	141,431	157,880	141,826	688	622	670	626
Total cash costs	- R/kg	/ - $/oz - produced	63,381	61,086	48,667	59,428	292	268	207	263
Total production costs	- R/kg	/ - $/oz - produced	80,962	85,103	71,232	79,317	372	374	304	351
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	685	783	919	807	22.03	25.16	29.56	25.96
Actual	- g	/ - oz	722	807	887	830	23.21	25.95	28.50	26.67
FINANCIAL RESULTS (MILLION)										
Gold income			79	94	85	370	12	13	12	53
Cost of sales			50	59	46	230	7	8	6	33
Cash operating costs			38	40	34	157	6	6	5	22
Other cash costs			3	3	2	12	-	-	-	2
Total cash costs			41	43	36	169	6	6	5	24
Rehabilitation and other non-cash costs			1	4	(1)	5	-	1	-	1
Production costs			42	47	35	174	6	7	5	25
Amortisation of tangible assets			11	13	18	51	2	2	3	7
Inventory change			(3)	(1)	(7)	5	-	-	(1)	1
			28	35	39	140	4	5	5	20
Realised non-hedge derivatives			20	7	22	52	3	1	3	7
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			48	42	62	192	7	6	8	27
Capital expenditure			22	23	15	84	3	3	2	12

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM [1]

			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,285	4,745	5,421	20,385	5,825	5,231	5,975	22,471
Treated	- 000 tonnes	/ - 000 tons	729	866	719	2,807	804	954	792	3,094
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.72	5.32	5.69	5.95	4.72	5.32	5.69	5.95
Yield	- g/t	/ - oz/t	1.90	1.86	1.70	1.85	0.055	0.054	0.049	0.054
Gold in ore	- kg	/ - oz (000)	1,491	1,589	1,339	5,956	48	51	43	191
Gold produced	- kg	/ - oz (000)	1,387	1,610	1,219	5,192	45	52	39	167
Gold sold	- kg	/ - oz (000)	1,384	1,576	1,112	5,115	44	51	36	164
Price received	- R/kg	/ - $/oz - sold	148,744	142,299	115,606	141,950	684	626	495	631
Total cash costs	- R/kg	/ - $/oz - produced	90,069	81,680	85,886	84,058	414	359	366	373
Total produced costs	- R/kg	/ - $/oz - produced	142,865	100,731	104,967	111,340	655	443	446	495
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	679	651	583	640	21.83	20.93	18.74	20.57
Actual	- g	/ - oz	525	686	568	555	16.87	22.04	18.27	17.85
FINANCIAL RESULTS (MILLION)										
Gold income			213	219	106	715	31	31	15	102
Cost of sales			195	157	120	565	29	22	16	81
Cash operating costs			116	122	98	407	17	17	13	58
Other cash costs			8	9	6	30	1	1	1	4
Total cash costs			125	132	105	436	18	19	14	62
Rehabilitation and other non-cash costs			54	-	(9)	54	8	-	(1)	8
Production costs			179	132	96	490	26	19	13	70
Amortisation of tangible assets			19	31	32	88	3	4	4	13
Inventory change			(3)	(5)	(8)	(13)	-	(1)	(1)	(2)
			18	61	(14)	150	3	9	(2)	21
Realised non-hedge derivatives			(7)	6	23	11	(1)	1	3	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			11	67	9	161	2	9	1	23
Capital expenditure			105	21	17	162	15	3	2	23

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	451	514	584	1,901	497	566	643	2,096
Treated	- 000 tonnes	/ - 000 tons	519	489	560	2,075	572	539	618	2,288
Yield	- g/t	/ - oz/t	4.34	4.41	4.61	4.43	0.126	0.129	0.134	0.129
Gold produced	- kg	/ - oz (000)	2,250	2,158	2,583	9,198	72	69	83	296
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	834	881	615	3,880	919	971	677	4,277
Yield	- g/t	/ - oz/t	0.43	0.51	0.44	0.51	0.013	0.015	0.013	0.015
Gold produced	- kg	/ - oz (000)	361	449	270	1,998	12	14	9	64
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	402	-	-	-	443	-
Treated	- 000 tonnes	/ - 000 tons	-	-	402	-	-	-	443	-
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	0.47	-	-	-	0.014	-
Gold in ore	- kg	/ - oz (000)	-	-	189	-	-	-	6	-
Gold produced	- kg	/ - oz (000)	-	-	189	-	-	-	6	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.34	4.41	4.61	4.43	0.126	0.129	0.134	0.129
Gold produced	- kg	/ - oz (000)	2,611	2,607	3,041	11,196	84	84	98	360
Gold sold	- kg	/ - oz (000)	2,485	2,941	3,082	11,246	80	95	99	362
Price received	- R/kg	/ - $/oz - sold	150,169	141,230	116,635	141,466	691	620	501	626
Total cash costs	- R/kg	/ - $/oz - produced	106,434	116,705	102,684	103,931	489	513	437	459
Total production costs	- R/kg	/ - $/oz - produced	210,918	161,978	166,564	157,404	967	712	713	698
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	336	345	216	335	10.79	11.09	6.93	10.78
Actual	- g	/ - oz	171	173	181	182	5.51	5.55	5.83	5.86
FINANCIAL RESULTS (MILLION)										
Gold income			388	403	299	1,567	57	57	41	223
Cost of sales			534	468	518	1,756	79	66	71	250
Cash operating costs			262	290	295	1,101	39	41	40	156
Other cash costs			16	15	18	63	2	2	2	9
Total cash costs			278	304	312	1,164	41	43	43	165
Retrenchment costs			78	19	104	97	12	3	15	14
Rehabilitation and other non-cash costs			120	5	(22)	136	18	1	(3)	20
Production costs			476	328	394	1,397	70	46	54	199
Amortisation of tangible assets			75	94	112	365	11	13	15	52
Inventory change			(17)	45	12	(7)	(3)	6	2	(1)
			(145)	(64)	(219)	(189)	(21)	(9)	(30)	(27)
Realised non-hedge derivatives			(15)	12	60	24	(2)	2	8	3
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(160)	(52)	(159)	(165)	(23)	(7)	(22)	(24)
Capital expenditure			153	130	216	663	23	18	30	94

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%				Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		5,887	4,134	4,765	19,281	6,489	4,557	5,252	21,254
Treated	- 000 tonnes	/ - 000 tons		2,181	2,008	2,182	8,306	2,404	2,213	2,405	9,156
Stripping ratio	- t (mined total-mined ore) / t mined ore			1.20	0.66	1.01	0.89	1.20	0.66	1.01	0.89
Yield	- g/t	/ - oz/t		1.18	0.94	1.08	1.05	0.034	0.027	0.032	0.031
Gold produced	- kg	/ - oz (000)		2,567	1,886	2,364	8,715	83	61	76	280
HEAP LEACH OPERATION											
Gold produced	- kg	/ - oz (000)		-	-	42	-	-	-	1	-
TOTAL											
Yield [1]	- g/t	/ - oz/t		1.18	0.94	1.08	1.05	0.034	0.027	0.032	0.031
Gold produced	- kg	/ - oz (000)		2,567	1,886	2,406	8,715	83	61	77	280
Gold sold	- kg	/ - oz (000)		2,661	1,883	2,402	8,769	86	61	77	282
Price received	- R/kg	/ - $/oz	- sold	150,901	140,365	125,385	142,982	694	616	539	634
Total cash costs	- R/kg	/ - $/oz	- produced	95,414	117,785	89,572	104,741	439	518	383	464
Total production costs	- R/kg	/ - $/oz	- produced	137,446	144,592	136,464	135,063	632	636	584	599
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		313	298	522	297	10.05	9.57	16.78	9.56
Actual	- g	/ - oz		626	451	619	529	20.13	14.49	19.89	17.01
FINANCIAL RESULTS (MILLION)											
Gold income				411	256	270	1,238	61	36	37	177
Cost of sales				374	268	326	1,193	55	38	45	170
Cash operating costs				189	186	175	736	28	26	24	105
Other cash costs				56	36	41	176	8	5	6	25
Total cash costs				245	222	216	913	36	31	30	130
Rehabilitation and other non-cash costs				44	-	23	45	6	-	3	7
Production costs				289	222	239	958	43	31	33	137
Amortisation of tangible assets				64	50	89	219	9	7	12	31
Inventory change				21	(4)	(2)	16	3	(1)	-	2
				38	(12)	(56)	45	6	(2)	(8)	6
Realised non-hedge derivatives				(10)	8	31	16	(1)	1	4	2
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				28	(4)	(25)	60	4	(1)	(3)	9
Capital expenditure				32	48	23	124	5	7	3	18

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,053	1,020	661	3,630	1,377	1,334	864	4,748
Mined	- 000 tonnes	/ - 000 tons	2,680	2,706	1,834	9,544	2,954	2,983	2,022	10,520
Treated	- 000 tonnes	/ - 000 tons	411	412	434	1,665	453	454	479	1,836
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.98	3.20	4.03	3.76	2.98	3.20	4.03	3.76
Yield	- g/t	/ - oz/t	3.91	3.94	3.46	3.36	0.114	0.115	0.101	0.098
Gold produced	- kg	/ - oz (000)	1,607	1,624	1,503	5,596	52	52	48	180
Gold sold	- kg	/ - oz (000)	1,729	1,432	1,554	5,551	56	46	50	178
Price received	- R/kg	/ - $/oz - sold	148,220	141,792	145,100	142,160	682	622	616	631
Total cash costs	- R/kg	/ - $/oz - produced	76,254	69,420	74,482	79,071	351	305	317	350
Total production costs	- R/kg	/ - $/oz - produced	90,194	85,814	84,940	95,080	415	377	361	421
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,383	1,449	2,715	1,229	44.45	46.60	87.28	39.51
Actual	- g	/ - oz	1,041	1,084	1,132	924	33.47	34.87	36.39	29.71
FINANCIAL RESULTS (MILLION)										
Gold income			256	203	226	789	38	29	31	113
Cost of sales			145	136	131	526	21	19	18	75
Cash operating costs			102	95	96	378	15	13	13	54
Other cash costs			20	18	16	65	3	2	2	9
Total cash costs			123	113	112	443	18	16	15	63
Rehabilitation and other non-cash costs			(3)	-	(11)	(2)	-	-	(2)	-
Production costs			120	113	101	441	18	16	14	63
Amortisation of tangible assets			25	27	27	92	4	4	4	13
Inventory change			-	(4)	3	(6)	-	(1)	-	(1)
			111	67	95	263	16	9	13	38
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			111	67	95	263	16	9	13	38
Capital expenditure			2	-	4	5	-	-	1	1

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,487	937	1,343	5,374	1,945	1,226	1,756	7,029
Mined	- 000 tonnes	/ - 000 tons	2,834	1,892	2,772	10,458	3,124	2,086	3,056	11,528
Treated	- 000 tonnes	/ - 000 tons	418	373	449	1,580	460	411	495	1,741
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.45	4.38	3.61	3.70	3.45	4.38	3.61	3.70
Yield	- g/t	/ - oz/t	3.00	2.92	3.44	2.76	0.087	0.085	0.100	0.081
Gold produced	- kg	/ - oz (000)	1,252	1,089	1,546	4,366	40	35	50	140
Gold sold	- kg	/ - oz (000)	1,166	991	1,369	4,423	37	32	44	142
Price received	- R/kg	/ - $/oz - sold	149,708	141,708	143,908	141,765	689	622	612	628
Total cash costs	- R/kg	/ - $/oz - produced	91,160	91,138	65,107	93,454	419	400	277	414
Total production costs	- R/kg	/ - $/oz - produced	109,626	98,965	77,704	104,270	504	435	331	462
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,185	1,108	1,839	1,161	38.09	35.63	59.12	37.32
Actual	- g	/ - oz	808	763	1,350	751	25.98	24.54	43.40	24.15
FINANCIAL RESULTS (MILLION)										
Gold income			175	140	197	627	26	20	27	89
Cost of sales			130	99	107	458	19	14	15	65
Cash operating costs			99	87	87	357	15	12	12	51
Other cash costs			15	12	14	51	2	2	2	7
Total cash costs			114	99	101	408	17	14	14	58
Rehabilitation and other non-cash costs			14	-	(6)	15	2	-	(1)	2
Production costs			128	100	94	423	19	14	13	60
Amortisation of tangible assets			9	8	26	32	1	1	4	5
Inventory change			(7)	(9)	(13)	2	(1)	(1)	(2)	-
			44	41	90	170	7	6	12	24
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			44	41	90	170	7	6	12	24
Capital expenditure			22	7	13	40	3	1	2	6

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2007 - www.AngloGoldAshanti.com

Mali

YATELA - Attributable 40%

			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
				Rand / Metric				Dollar / Imperial		
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,374	1,251	1,821	6,019	1,515	1,379	2,007	6,634
Placed [1]	- 000 tonnes	/ - 000 tons	349	259	363	1,232	385	286	400	1,358
Stripping ratio	- t (mined total-mined ore) / t mined ore		9.21	7.44	8.66	8.11	9.21	7.44	8.66	8.11
Yield [2]	- g/t	/ - oz/t	2.60	2.66	3.88	3.46	0.076	0.078	0.113	0.101
Gold placed [3]	- kg	/ - oz (000)	905	690	1,408	4,259	29	22	45	137
Gold produced	- kg	/ - oz (000)	677	936	1,061	3,742	22	30	34	120
Gold sold	- kg	/ - oz (000)	701	896	1,048	3,794	23	29	34	122
Price received	- R/kg	/ - $/oz - sold	149,022	140,352	144,129	140,927	685	617	615	621
Total cash costs	- R/kg	/ - $/oz - produced	119,091	87,055	51,776	72,570	547	383	222	322
Total production costs	- R/kg	/ - $/oz - produced	139,672	95,212	45,489	85,794	642	419	195	381
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	776	1,151	1,236	1,082	24.94	37.00	39.75	34.80
Actual	- g	/ - oz	781	1,091	1,470	1,155	25.10	35.07	47.25	37.14
FINANCIAL RESULTS (MILLION)										
Gold income			104	126	151	535	15	18	21	76
Cost of sales			95	84	48	322	14	12	7	46
Cash operating costs			72	71	44	230	11	10	6	33
Other cash costs			8	11	11	42	1	1	1	6
Total cash costs			81	81	55	272	12	12	8	39
Rehabilitation and other non-cash costs			8	1	(31)	10	1	-	(4)	2
Production costs			89	82	24	282	13	12	3	40
Amortisation of tangible assets			6	7	24	39	1	1	3	6
Inventory change			-	(5)	-	1	-	(1)	-	-
			10	42	103	213	1	6	14	30
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			10	42	103	213	1	6	14	30
Capital expenditure			2	3	5	15	-	-	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	661	698	856	2,856	864	913	1,120	3,735
Mined	- 000 tonnes	/ - 000 tons	1,768	1,757	2,133	7,276	1,949	1,937	2,351	8,020
Treated	- 000 tonnes	/ - 000 tons	388	390	379	1,597	428	430	418	1,760
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.97	4.27	5.83	4.43	3.97	4.27	5.83	4.43
Yield	- g/t	/ - oz/t	1.61	1.64	1.63	1.56	0.047	0.048	0.048	0.046
Gold produced	- kg	/ - oz (000)	624	638	617	2,496	20	21	20	80
Gold sold	- kg	/ - oz (000)	644	621	544	2,581	21	20	17	83
Price received	- R/kg	/ - $/oz - sold	149,169	139,562	146,335	141,218	686	613	619	625
Total cash costs	- R/kg	/ - $/oz - produced	114,627	97,908	70,764	94,430	527	431	303	419
Total production costs	- R/kg	/ - $/oz - produced	120,359	114,364	96,078	108,140	554	503	412	479
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	458	503	756	485	14.73	16.19	24.32	15.59
Actual	- g	/ - oz	415	446	654	509	13.34	14.34	21.04	16.35
FINANCIAL RESULTS (MILLION)										
Gold income			96	87	80	364	14	12	11	52
Cost of sales			77	71	48	275	11	10	7	39
Cash operating costs			68	59	42	222	10	8	6	32
Other cash costs			3	3	2	13	-	-	-	2
Total cash costs			71	62	44	236	11	9	6	34
Rehabilitation and other non-cash costs			(8)	-	4	(8)	(1)	-	1	(1)
Production costs			64	62	48	228	9	9	7	33
Amortisation of tangible assets			11	10	11	42	2	1	2	6
Inventory change			2	(2)	(12)	5	-	-	(2)	1
			19	16	32	90	3	2	4	13
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			19	16	32	90	3	2	4	13
Capital expenditure			24	10	18	43	3	1	3	6

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	6,307	6,241	5,836	24,031	8,249	8,164	7,633	31,432
Mined	- 000 tonnes	/ - 000 tons	16,460	16,420	15,271	63,206	18,144	18,100	16,833	69,673
Treated	- 000 tonnes	/ - 000 tons	1,230	1,341	1,437	5,066	1,356	1,479	1,583	5,584
Stripping ratio	- t (mined total-mined ore) / t mined ore		8.65	12.29	8.00	10.55	8.65	12.29	8.00	10.55
Yield	- g/t	/ - oz/t	1.46	2.54	1.73	2.01	0.043	0.074	0.050	0.059
Gold produced	- kg	/ - oz (000)	1,801	3,401	2,478	10,166	58	109	80	327
Gold sold	- kg	/ - oz (000)	2,059	3,384	2,617	10,205	66	109	84	328
Price received	- R/kg	/ - $/oz - sold	145,675	141,973	143,260	141,097	671	623	608	623
Total cash costs	- R/kg	/ - $/oz - produced	156,518	91,263	138,524	101,930	722	401	586	452
Total production costs	- R/kg	/ - $/oz - produced	207,723	117,895	143,291	135,538	956	518	605	601
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	819	884	1,489	795	26.32	28.41	47.87	25.56
Actual	- g	/ - oz	269	555	385	404	8.66	17.84	12.38	12.98
FINANCIAL RESULTS (MILLION)										
Gold income			111	334	257	807	16	47	35	114
Cost of sales			410	386	377	1,388	61	55	51	198
Cash operating costs			265	289	320	967	39	41	44	138
Other cash costs			11	16	15	48	2	2	2	7
Total cash costs			276	305	335	1,015	41	43	46	145
Rehabilitation and other non-cash costs			35	-	(68)	35	5	-	(9)	5
Production costs			311	305	267	1,050	46	43	36	150
Amortisation of tangible assets			57	91	80	307	8	13	11	43
Inventory change			42	(9)	30	32	6	(1)	4	5
			(299)	(52)	(121)	(581)	(44)	(7)	(16)	(84)
Realised non-hedge derivatives			189	146	118	633	28	21	16	90
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(110)	94	(2)	52	(16)	13	-	6
Capital expenditure			78	50	119	187	11	7	16	27

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007	Quarter ended Dec 2007	Quarter ended Sept 2007	Quarter ended Dec 2006	Year ended Dec 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	12,337	12,042	12,840	48,554	13,599	13,274	14,153	53,522
Placed [1]	- 000 tonnes	/ - 000 tons	5,452	5,311	5,468	20,907	6,010	5,854	6,027	23,046
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.22	1.13	1.46	1.35	1.22	1.13	1.46	1.35
Yield [2]	- g/t	/ - oz/t	0.55	0.52	0.48	0.53	0.016	0.015	0.014	0.016
Gold placed [3]	- kg	/ - oz (000)	2,993	2,774	2,617	11,143	96	89	84	358
Gold produced	- kg	/ - oz (000)	2,778	1,866	2,661	8,766	89	60	86	282
Gold sold	- kg	/ - oz (000)	2,764	2,022	2,692	8,692	89	65	87	279
Price received	- R/kg	/ - $/oz - sold	152,843	141,641	146,846	144,073	702	624	626	640
Total cash costs [4]	- R/kg	/ - $/oz - produced	60,401	70,059	60,891	60,589	277	308	259	269
Total production costs	- R/kg	/ - $/oz - produced	83,611	94,979	85,892	83,815	384	418	366	372
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,467	2,529	2,675	2,405	79.32	81.33	86.00	77.31
Actual	- g	/ - oz	2,721	1,796	2,740	2,160	87.48	57.74	88.10	69.45
FINANCIAL RESULTS (MILLION)										
Gold income			280	185	286	813	41	26	39	116
Cost of sales			232	177	229	735	34	25	31	105
Cash operating costs			200	206	170	766	29	29	23	109
Other cash costs			(4)	8	7	15	(1)	1	1	2
Total cash costs			196	214	177	781	29	30	24	111
Rehabilitation and other non-cash costs			19	3	4	29	3	-	1	4
Production costs			215	217	181	810	32	31	25	115
Amortisation of tangible assets			57	58	59	224	8	8	8	32
Inventory change			(39)	(98)	(12)	(299)	(6)	(14)	(1)	(42)
			48	8	58	78	7	1	8	11
Realised non-hedge derivatives			143	102	109	440	21	14	15	63
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			190	109	167	518	28	15	23	74
Capital expenditure			32	54	29	160	5	8	4	23

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Shareholders' **notice board**

Diary:

Financial year-end		31 December
Annual financial statements	posting on or about	19 March 2008
Annual general meeting	11:00 SA time	2 May 2008
Quarterly reports released:		
Quarter ended 31 March 2008		2 May 2008
Quarter ended 30 June 2008		31 July 2008
Quarter ended 30 September 2008		30 October 2008
Quarter ended 31 December 2008		*2 February 2009

Dividends / Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – No. 103	6 February 2008	22 February 2008	7 March 2008	17 March 2008
Interim – No. 104	30 July 2008*	15 August 2008*	29 August 2008*	8 September 2008*
Final – No. 105	4 February 2009*	20 February 2009*	6 March 2009*	16 March 2009*

* Approximate dates.

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
R E Bannerman [†]
Mrs E le R Bradley
J H Mensah [†]
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *

* British	[#] American	[†] Ghanaian
~ Australian		

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        AngloGold Ashanti Limited

Date: February 7, 2008

                                                        By: /s/ L Eatwell_____
                                                        Name: L EATWELL
                                                        Title: Company Secretary